Exhibit 99.1

AURORA CANNABIS INC.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three months ended September 30, 2018 and 2017

(In Canadian Dollars)

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Comprehensive Income	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements

Note 1	Nature of Operations	7	Note 15	Assets Held for Distribution to Owners	27
Note 2	Significant Accounting Policies and Significant Judgments	7	Note 16	Intangible Assets and Goodwill	28
Note 3	Cash and Cash Equivalents	11	Note 17	Convertible Debentures	29
Note 4	Short-term Investments	11	Note 18	Loans and Borrowings	30
Note 5	Accounts Receivable	11	Note 19	Share Capital	32
Note 6	Marketable Securities and Derivatives	11	Note 20	Share-based Payments	36
Note 7	Convertible Debenture Investments	14	Note 21	Earnings Per Share	38
Note 8	Biological Assets	15	Note 22	Finance and Other Costs	38
Note 9	Inventory	17	Note 23	Related Party Transactions	39
Note 10	Property, Plant and Equipment	18	Note 24	Commitments and Contingencies	40
Note 11	Investments in Associates and Joint Venture	19	Note 25	Segmented Information	41
Note 12	Business Combinations	22	Note 26	Fair Value of Financial Instruments	42
Note 13	Asset Acquisitions	27	Note 27	Financial Instruments Risk	44
Note 14	Controlling Interest in Aurora Nordic Cannabis	27	Note 28	Capital Management	46
			Note 29	Subsequent Events	46

AURORA CANNABIS INC.

Condensed Interim Consolidated Statements of Financial Position

September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars)

	Notes	September 30, 2018	June 30, 2018
		$	$
Assets
Current
Cash and cash equivalents	3	147,797	89,193
Short term investments	4	1,240	990
Accounts receivable	5, 23(c), 27(a)	40,005	15,096
Income taxes receivable		3,010	-
Marketable securities	6	346,243	59,188
Biological assets	8	10,400	13,620
Inventory	9	74,953	29,595
Prepaids and other current assets		23,736	7,594
		647,384	215,276

Assets held for distribution to owners	15	-	4,422
		647,384	219,698

Property, plant and equipment	10	449,872	246,352
Convertible debenture investment	7	19,700	-
Derivatives	6	138,978	124,942
Investments in associates and joint venture	11	200,956	334,442
Intangible assets	16	617,829	256,232
Goodwill	16	2,880,642	729,050
Total assets		4,955,361	1,910,716

Liabilities
Current
Accounts payable and accrued liabilities	23(c), 27(b)	83,292	47,456
Income taxes payable		-	1,659
Deferred revenue		1,835	2,266
Loans and borrowings	18	1,199	2,451
Contingent consideration payable	26(e)	12,612	21,333
		98,938	75,165

Convertible debentures	17	199,788	191,528
Loans and borrowings	18	90,116	9,232
Deferred gain on derivatives	6, 26(d)	1,869	2,254
Deferred tax liability		161,733	69,406
Total liabilities		552,444	347,585

Shareholders’ equity
Share capital	19	4,202,610	1,466,433
Reserves		78,719	4,920
Accumulated other comprehensive income (loss)		5,862	(533)
Retained earnings		112,328	87,749
Total equity attributable to shareholders of Aurora		4,399,519	1,558,569
Non-controlling interest	12(d)(e), 14	3,398	4,562
Total equity		4,402,917	1,563,131
Total liabilities and equity		4,955,361	1,910,716

Nature of Operations (Note 1)

Commitments and Contingencies (Note 24)

Subsequent Events (Notes 6(a), 17(c), 24(d) and 29)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

1

AURORA CANNABIS INC.

Condensed Interim Consolidated Statements of Comprehensive Income

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except per share amounts)

	Notes	2018	2017
		$	$
Revenue from sale of goods		26,458	7,315
Revenue from provision of services		3,216	934

Total revenue		29,674	8,249

Cost of sales		9,542	3,072

Gross profit before fair value adjustments		20,132	5,177

Changes in fair value of inventory sold		14,361	2,572
Unrealized gain on changes in fair value of biological assets	8	(2,279)	(6,205)

Gross profit		8,050	8,810

Expense
General and administration	23(a)	35,943	2,993
Sales and marketing		29,376	3,668
Acquisition costs		14,980	340
Research and development		3,426	107
Depreciation and amortization	10, 16	15,122	634
Share-based payments	20(a), 23(b)	21,076	2,486
		119,923	10,228

Loss from operations		(111,873)	(1,418)

Other income (expense)
Interest and other income		750	590
Finance and other costs	22	(8,527)	(2,016)
Foreign exchange		129	(247)
Share of loss from investment in associates	11	(2,115)	-
Gain on loss of control of subsidiary	11(a)	410	-
Unrealized loss on changes in contingent consideration fair value	26(e)	(1,373)	-
Unrealized gain on derivatives	6, 26(c)	85,848	817
Unrealized gain on convertible debenture investments	7, 26(c)	1,097	6,937
Gain on deemed disposal of significant influence investment	11(f)	144,368	-
		220,587	6,081

Income before income taxes		108,714	4,663

Income tax expense
Deferred, net		(4,533)	(1,103)
		(4,533)	(1,103)

Net income		104,181	3,560

Other comprehensive income (loss)
Deferred tax		(7,464)	(1,632)
Unrealized gain on marketable securities	6	87,586	12,551
Foreign currency translation		(3,256)	(4)
		76,866	10,915

Comprehensive income		181,047	14,475

Net income (loss) attributable to:
Aurora Cannabis Inc.		105,462	3,560
Non-controlling interests		(1,281)	-

Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.	182,342	14,475
Non-controlling interests	(1,295)	-

Earnings per share
Basic	21	$0.12	$0.01
Diluted	21	$0.12	$0.01

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

2

AURORA CANNABIS INC.

Consolidated Statements of Changes in Equity

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(75,514)	4,920	(539)	(55)	61	(533)	87,749	4,562	1,563,131
Shares issued for business combinations & asset acquisitions	19(b)(i)	384,033,926	2,655,341	75,490	19,556	-	-	95,046	-	-	-	-	-	-	2,750,387
Shares released for earn out payments	19(b)(ii)	-	10,094												10,094
Conversion of notes	19(b)(iv)	20,994	86	-	-	(33)	-	(33)	-	-	-	-	-	-	53
Exercise of stock options	19(b)(iv), 12(d)	8,727,084	65,158	(41,875)	-	-	-	(41,875)	-	-	-	-	-	127	23,410
Exercise of warrants	19(b)(iv)	906,156	4,046	-	(70)	-	-	(70)	-	-	-	-	-	-	3,976
Forfeited options		-	-	(341)	-	-	-	(341)	-	-	-	-	341	-	-
Share-based payments	20(a)	-	-	21,076	-	-	-	21,076	-	-	-	-	-	-	21,076
Change in ownership interests in subsidiaries	12(d)	-	-	-	-	-	(4)	(4)	-	-	-	-	-	4	-
Australis Capital first tranche private placement proceeds	11(a)	-	7,800	-	-	-	-	-	-	-	-	-	-	-	7,800
Australis Capital NCI reclass on loss of control		-	(6,348)	-	-	-	-	-	-	-	-	-	-	6,348	-
Spin-out of Australis Capital	6(b)	-	-	-	-	-	-	-	-	-	-	-	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out	6(b)	-	-	-	-	-	-	-	(76,873)	6,402	-	(70,471)	70,471	-	-
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	87,586	(7,464)	(3,256)	76,866	105,462	(1,295)	181,033
Balance, September 30, 2018		961,801,291	4,202,610	92,685	19,793	41,759	(75,518)	78,719	10,174	(1,117)	(3,195)	5,862	112,328	3,398	4,402,917

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

3

AURORA CANNABIS INC.

Condensed Interim Consolidated Statements of Changes in Equity

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share amounts)

(Continued)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017		366,549,244	221,447	7,591	3,420	9,734	-	20,745	6,077	(885)	(25)	5,167	(28,426)	-	218,933
Shares issued for acquisition	19(b)(i)	89,107	248	-	-	-	-	-	-	-	-	-	-	-	248
Warrants issued for acquisition	12	-	-	-	136	-	-	136	-	-	-	-	-	-	136
Shares issued for earn out payments	19(b)(ii)	3,178,177	6,785	-	-	-	-	-	-	-	-	-	-	-	6,785
Conversion of notes	19(b)(iv)	125,000	229	-	-	(37)	-	(37)	-	-	-	-	-	-	192
Deferred tax on convertible notes		-	15	-	-	-	-	-	-	-	-	-	-	-	15
Exercise of stock options	19(b)(iv)	697,080	1,028	(402)	-	-	-	(402)	-	-	-	-	-	-	626
Exercise of warrants	19(b)(iv)	1,271,250	680	-	(11)	-	-	(11)	-	-	-	-	-	-	669
Forfeited options		-	-	(242)	-	-	-	(242)	-	-	-	-	242	-	-
Share-based payments	20(a)	-	-	2,837	-	-	-	2,837	-	-	-	-	-	-	2,837
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	12,551	(1,632)	(4)	10,915	3,560	-	14,475
Balance, September 30, 2017		371,909,858	230,432	9,784	3,545	9,697	-	23,026	18,628	(2,517)	(29)	16,082	(24,624)	-	244,916
Shares issued for acquisitions and investment in associates	19(b)(i)	78,680,600	824,837	-	-	-	-	-	-	-	-	-	-	-	824,837
Shares issued for earn out payments	19(b)(ii)	2,139,867	9,536	-	-	-	-	-	-	-	-	-	-	-	9,536
Shares issued for equity financings	19(b)(iii)	25,000,000	75,000	-	-	-	-	-	-	-	-	-	-	-	75,000
Share issue costs	19(b)(iii)	-	(6,646)	-	2,285	-	-	2,285	-	-	-	-	-	-	(4,361)
Conversion of notes	19(b)(iv)	42,348,435	176,898	-	-	(37,024)	-	(37,024)	-	-	-	-	-	-	139,874
Equity component of convertible notes		-	-	-	-	76,201	-	76,201	-	-	-	-	-	-	76,201
Deferred tax on convertible notes		-	(15)	-	-	(7,082)	-	(7,082)	-	-	-	-	-	-	(7,097)
Deferred tax on share issuance and convertible debenture costs		-	2,540	-	-	-	-	-	-	-	-	-	-	-	2,540
Exercise of stock options	19(b)(iv), 12(d)	4,112,363	10,978	(5,773)	-	-	-	(5,773)	-	-	-	-	-	2,027	7,232
Exercise of warrants	19(b)(iv)	41,929,631	135,613	-	(3,669)	-	-	(3,669)	-	-	-	-	-	1,669	133,613
Exercise of compensation options/warrants	19(b)(iv)	1,865,249	6,051	-	(1,854)	-	-	(1,854)	-	-	-	-	-	-	4,197
Exercise of restricted share units	19(b)(iv)	127,128	1,209	(351)	-	-	-	(351)	-	-	-	-	-	-	858
Forfeited options		-	-	(289)	-	-	-	(289)	-	-	-	-	289	-	-
Share-based payments	20(a)	-	-	34,964	-	-	-	34,964	-	-	-	-	-	-	34,964
Non-controlling interest from acquisitions	12(d)(e), 14	-	-	-	-	-	-	-	-	-	-	-	-	38,577	38,577
Change in ownership interests in subsidiaries	12(d)(e)	-	-	-	-	-	(75,514)	(75,514)	-	-	-	-	-	(35,002)	(110,516)
Unrealized gain on Cann Group marketable securities		-	-	-	-	-	-	-	31,524	-	-	31,524	-	-	31,524
Cann Group marketable securities transferred to investments in associates		-	-	-	-	-	-	-	(50,463)	-	-	(50,463)	50,463	-	-
Deferred tax for marketable securities transferred to investment in associates		-	-	-	-	-	-	-	-	830	-	830	(6,755)	-	(5,925)
Unrealized gain on CanniMed marketable securities		-	-	-	-	-	-	-	10,423	-	-	10,423	-	-	10,423
CanniMed marketable securities derecognized upon acquisition of control		-	-	-	-	-	-	-	(10,423)	-	-	(10,423)	10,423	-	-
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	(228)	1,632	90	1,494	57,953	(2,709)	56,738
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(75,514)	4,920	(539)	(55)	61	(533)	87,749	4,562	1,563,131

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

4

AURORA CANNABIS INC.

Condensed Interim Consolidated Statements of Cash Flows

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars)

	Notes	2018	2017
		$	$
Cash provided by (used in)
Operating activities
Net income for the period		104,181	3,560
Adjustments for non-cash items
Unrealized gain on changes in fair value of biological assets	8	(2,279)	(9,577)
Changes in fair value included in inventory sold		14,361	5,696
Depreciation of property, plant and equipment	10	6,254	359
Amortization of intangible assets	16	9,770	417
Share-based payments	20(a)	21,076	2,486
Share of loss from investment in associates	11	2,115	-
Unrealized gain on derivatives	6, 26(c)	(85,848)	(7,754)
Unrealized gain on convertible debenture investments	7, 26 (c)	(1,097)	-
Unrealized gain on deemed disposal of significant influence investment	11(f)	(144,368)	-
Gain on loss of control of subsidiary	11(a)	(410)
Loss on changes in fair value of contingent consideration	26(e)	1,373	-
Non-cash acquisition costs	12(c)	2,230	-
Accrued interest and accretion expense		7,378	1,947
Interest and other income		(63)	(59)
Deferred tax expense (recovery)		4,533	1,103
Changes in non-cash working capital
GST recoverable		(12,390)	(1,218)
Accounts receivable		2,178	224
Biological assets		7,154	-
Inventory		(19,333)	(1,173)
Prepaid and other current assets		(8,281)	(143)
Accounts payable and accrued liabilities		22,686	(861)
Income taxes payable		216	-
Deferred revenue		(503)	19
Net cash used in operating activities		(69,067)	(4,974)

Investing activities
Short-term investments	4	(250)	-
Marketable securities, derivatives and convertible debenture investments	6, 7	(19,772)	-
Promissory notes receivable		-	(4,736)
Purchase of property, plant and equipment	10	(72,089)	(21,061)
Acquisition of businesses, net of cash acquired	12	114,403	(2,635)
Investments in associates	11	962	-
Net cash provided by (used in) investing activities		23,254	(28,432)

Financing activities
Proceeds from long term loans		89,357	-
Repayment of long term loans		(8,986)	-
Repayment of short term loans		(2,311)	(17)
Shares issued for cash, net of share issue costs		27,367	1,296
Net cash provided by financing activities		105,427	1,279
Effect of foreign exchange on cash and cash equivalents		(1,010)	246
Increase (decrease) in cash and cash equivalents		58,604	(31,881)
Cash and cash equivalents, beginning of year		89,193	159,796
Cash and cash equivalents, end of year		147,797	127,915

5

AURORA CANNABIS INC.

Consolidated Statements of Cash Flows

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars)

(Continued)

	2018	2017
	$	$
Supplementary information:
Property, plant and equipment in accounts payable	11,097	8,148
Capitalized borrowing costs	935	1,245
Interest paid	257	4
Interest received	239	496

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

6

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006. The Company’s shares are listed on the New York Stock Exchange under the symbol “ACB”, on the Toronto Stock Exchange under the symbol “ACB”, and on the Frankfurt Stock Exchange under the symbol “21P”.

The head office and principal address of the Company is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal business is the production and distribution of cannabis in Canada pursuant to the Cannabis Act, the distribution of wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act, and the production of medical cannabis in Denmark under the Danish Medicines Act. Through its recent acquisitions (Note 12), the Company expanded its business to include research and development, the production and sale of indoor cultivation systems, and the production and sale of hemp related food products.

Aurora does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company previously held an interest in a U.S. based company, Australis Holdings LLP (“Australis Holdings” or “AHL”)(Note 11(a)), AHL has not engaged in any cannabis-related activities for the periods presented. AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out completed on September 19, 2018 (Note 6(b)).

Note 2 Significant Accounting Policies and Significant Judgments

(a)	Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. The accounting policies and critical estimates used in preparing these condensed interim consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended June 30, 2018, except for the adoption of new accounting standards described in Note 2(f).

The Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of comprehensive income to conform with current period’s presentation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 9, 2018.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which Aurora has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. As of September 30, 2018, major subsidiaries over which the Company has control include:

Major subsidiaries	Percentage ownership
Anandia Laboratories Inc. (“Anandia”)	100%
Aurora Cannabis Enterprises Inc. (“ACE”)	100%
Aurora Deutschland GmbH (“Aurora Deutschland”, formerly Pedanios GmbH)	100%
Aurora Larssen Projects Ltd. (“ALPS”)	100%
B.C. Northern Lights Enterprises Ltd. (“BCNL”)	100%
CanniMed Therapeutics Inc. (“CanniMed”)	100%
CanvasRx Inc. (“CanvasRx”)	100%
MedReleaf Corp. (“MedReleaf”)	100%
Prairie Plant Systems Inc. (“PPS”)	100%
UAB Agropro (“Agropro”)	100%
UAB Borela (“Borela”)	100%
Urban Cultivator Inc. (“UCI”)	100%
Hempco Food and Fiber Inc. (“Hempco”)	52.33%
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	51%

7

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 2 Significant Accounting Policies and Significant Judgements (Continued)

(c)	Basis of measurement

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, biological assets and acquisition related contingent consideration which are measured at fair value.

(d)	Functional and presentation of foreign currency

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted. The functional currencies of the Company, its subsidiaries and associates are as follows:

Aurora Deutschland, CanniMed Germany, Agropro and Borela are the European Euro;

Aurora Nordic is the Danish Krone;

Australis Holdings LLP and CTT Pharmaceutical Holdings Ltd. are the U.S. dollar;

Cann Group Limited is the Australian dollar; and

Aurora and its remaining subsidiaries and associates are the Canadian dollar.

(e)	Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgements, estimates and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended June 30, 2018 with the exception of the fair value of Australis Capital shares and warrants (Note 6(b)).

(f)	New or Amended Standards Effective July 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

(i)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

•	Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

•	Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

8

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 2 Significant Accounting Policies and Significant Judgements (Continued)

(f)	New or Amended Standards Effective July 1, 2018 (continued)

(i)	IFRS 9 Financial Instruments (continued)

•	Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The Company has contingent consideration payables arising from business combinations which are measured at fair value at initial recognition and subsequently at FVTPL.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible notes	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which were classified as marketable securities on the statement of financial position. Under IFRS 9, equity investments require a designation, on an instrument-by-instrument basis, between recording both unrealized and realized gains and losses either through (i) other comprehensive income (“OCI”) with no recycling to profit and loss or (ii) profit and loss. On adoption of IFRS 9, the Company elected to measure its equity investments in Radient Technologies Inc., Micron Waste Technologies Inc., and Choom Holdings Inc., which are classified as marketable securities on the statement of financial position, at FVTOCI as these equity investments are for long-term strategic purposes. During the period ended September 30, 2018, the Company’s additions to marketable securities were also elected to be classified at FVTOCI, including its investments in The Green Organic Dutchman Holdings Ltd. and Australis Capital Inc. (Note 6). The FVTOCI election is made upon initial recognition and once made is irrevocable. Gains and losses on these instruments including when derecognized or sold are recorded in equity and are not subsequently reclassified to the consolidated statement of comprehensive income (loss). On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

9

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 2 Significant Accounting Policies and Significant Judgements (Continued)

(f)	New or Amended Standards Effective July 1, 2018 (continued)

(ii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15 Revenue from Contracts with Customers. The Company adopted IFRS 15 using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgment. The model features the following contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identifying the contract with a customer;
2.	Identifying the performance obligation(s) in the contract;
3.	Determining the transaction price;
4.	Allocating the transaction price to the performance obligation(s) in the contract; and
5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Under IFRS 15, revenue from the sale of cannabis are generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due prior to shipment and is recognized into revenue upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

Referral revenues earned from Licensed Producers through CanvasRx Inc. are recognized over time. Advance payments are typically due at contract inception and is recognized into revenue on a monthly basis over a specified period of time that the referred patient remains an active purchaser of medical cannabis with the Licensed Producer. This timing of recognition is consistent with the Company’s previous revenue recognition policy under IAS 18.

Construction service revenues earned through Aurora Larssen Projects Ltd. are recognized over a period of time as the performance obligations for design, engineering and construction consulting services are completed. Payment is typically due upon the issuance of the invoice for the completed performance obligation. This timing of recognition is consistent with the Company’s previous revenue recognition policy under IAS 11 where revenue was recognized based on the stage of completion.

Contract liabilities arising from revenue contracts are classified as deferred revenue on the statement of financial position and represents the entity’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. For the three months ended September 30, 2018, $763 of revenue recognized in the period was included in deferred revenue as at June 30, 2018.

Receivables earned from the satisfaction of performance obligations but were not billed at the reporting date are classified as contract asset receivables and are transferred to trade receivables when the rights become unconditional. Contract asset receivables primarily relate to the Company’s right to consideration for work completed from design, engineering and construction consulting services.

Incremental costs to obtain a contract with a customer are capitalized if the Company expects to recover those costs and are amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company had no capitalized incremental costs of obtaining a customer contract on adoption of IFRS 15 or as at September 30, 2018.

Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its condensed interim consolidated financial statements.

10

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 2 Significant Accounting Policies and Significant Judgements (Continued)

(g)	Recent accounting pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company intends to adopt IFRS 16 on July 1, 2019 and is currently assessing the impact of this new standard on its consolidated financial statements.

Note 3 Cash and Cash Equivalents

As of September 30, 2018, the Company held $nil (June 30, 2018 - $13,398) restricted cash in a legal trust.

Note 4 Short-term Investments

Short-term investments held at September 30, 2018 consist of an aggregate of $1,240 (June 30, 2018 - $990) in guaranteed investment certificates (“GIC”). The GICs are restricted and held as security against the Company’s corporate credit cards.

Note 5 Accounts Receivable

	Note	September 30, 2018	June 30, 2018
		$	$
Trade receivables		21,023	8,634
Dividends receivable	11(c)	828	828
GST recoverable		18,154	5,634
		40,005	15,096

Note 6 Marketable Securities and Derivatives

At September 30, 2018, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3	Total
Marketable securities designated at FVTOCI	Cann Group	Canni-Med	Micron	Radient	Choom	TGOD (a)	Australis Capital (b)	Investee-A
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017	13,433	-	-	1,412	-	-	-	-	14,845
Additions	-	16,144	962	4,199	7,000	-	-	-	28,305
Unrealized gain recognized at inception	-	-	2,170	3,700	2,268	-	-	-	8,138
Unrealized gain (loss) on changes in fair value	42,934	10,423	(706)	(2,340)	3,451	-	-	-	53,762
Transfer to investment in associates	(56,367)	-	-	-	-	-	-	-	(56,367)
Acquisition of control (Note 12(e))	-	(26,567)	-	-	-	-	-	-	(26,567)
Conversion of debenture	-	-	-	7,571	-	-	-	-	7,571
Exercise of warrants	-	-	-	29,501	-	-	-	-	29,501
Balance, June 30, 2018	-	-	2,426	44,043	12,719	-	-	-	59,188
Additions	-	-	-	-	-	-	228	1,000	1,228
Transfer from investment in associates	-	-	-	-	-	275,342	5,360	-	280,702
Unrealized gain (loss) on changes in fair value	-	-	(44)	1,130	(1,085)	10,712	76,873	-	87,586
Spin-out	-	-	-	-	-	-	(82,461)	-	(82,461)
Balance, September 30, 2018	-	-	2,382	45,173	11,634	286,054	-	1,000	346,243

Unrealized gain (loss) on marketable securities
3 months ended Sep 30, 2017
OCI unrealized gain	11,918	-	-	633	-	-	-	-	12,551

3 months ended Sep 30, 2018
OCI unrealized gain (loss)	-	-	(44)	1,130	(1,085)	10,712	76,873	-	87,586

11

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 6 Marketable Securities and Derivatives (Continued)

At September 30, 2018, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 2	Level 2	Level 3	Level 3	Level 3	Total
Derivative investments at FVTPL	TGOD (a)	Australis Capital (b)	CTT (c)	Namaste	Micron	Radient	Alcanna (d)
	$	$	$	$	$	$	$	$
Balance, June 30, 2017	-	-	-	-	-	292	-	292
Additions	55,000	-	1,319	1,333	538	2,083	28,060	88,333
Unrealized gain at inception	-	-	-	-	1,213	1,837	-	3,050
Unrealized gain (loss) on changes in fair value	153,043	-	18,821	(842)	(723)	16,593	(25,660)	161,232
Conversion of debenture	-	-	-	-	-	4,330	-	4,330
Exercise of warrants	-	-	-	-	-	(23,723)	-	(23,723)
Transfer to investment in associates	(108,572)	-	-	-	-	-	-	(108,572)
Balance, June 30, 2018	99,471	-	20,140	491	1,028	1,412	2,400	124,942
Additions	-	541	-	-	-	-	-	541
Transfer on loss of control of subsidiary (Note 11(a))	-	679	-	-	-	-	-	679
Unrealized gain (loss) on changes in fair value	(196)	68,514	13,575	422	(138)	(69)	3,355	85,463
Transfer to investment in associates (Note 11(d))	-	-	(3,413)	-	-	-	-	(3,413)
Spin-out	-	(69,234)	-	-	-	-	-	(69,234)
Balance, September 30, 2018	99,275	500	30,302	913	890	1,343	5,755	138,978

Unrealized gain (loss) on derivatives
3 months ended Sep 30, 2017
Inception gains amortized (Note 26(c))	-	-	-	-	-	565	-	565
Unrealized gain on changes in fair value	-	-	-	-	-	252	-	252
	-	-	-	-	-	817	-	817

3 months ended Sep 30, 2018
Inception gains amortized (Note 26(c))	-	-	-	-	153	232	-	385
Unrealized gain (loss) on changes in fair value	(196)	68,514	13,575	422	(138)	(69)	3,355	85,463
	(196)	68,514	13,575	422	15	163	3,355	85,848

(a)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

At June 30, 2018, the Company held 39,674,584 common shares representing 17% interest on an undiluted basis and 19,837,292 share purchase warrants and milestone options of TGOD. Of the 19,837,292 share purchase warrants, 16,666,667 warrants are exercisable into an equivalent number of common shares of TGOD at $3.00 per share expiring February 28, 2021, and 3,170,625 participation right warrants are exercisable into an equivalent number of common shares of TGOD at $7.00 per share expiring May 2, 2020. The Company also held milestone options which, upon TGOD’s achievement of the specified milestones, entitle the Company to increase its ownership interest in TGOD to over 50% and are exercisable at a 10% discount to the listed market price. As a result of the Company’s holdings as well as other qualitative factors, as at June 30, 2018, the Company concluded that it had the ability to exercise significant influence over TGOD and accordingly, accounted for its investment as an associate under the equity method (Note 11(f)).

On September 27, 2018, the Company no longer had the ability to exercise significant influence over TGOD (Note 11(f)). As such, the $275,342 fair value of the common shares held in TGOD at September 27, 2018 was reclassified from investment in associates to marketable securities. The fair value was calculated by reference to the quoted market price of $6.94 per share of TGOD on September 27, 2018.

As of September 30, 2018, the common shares had a fair value of $286,054 based on the quoted market price of $7.21 at that date.

The 19,837,292 aggregate share purchase warrants and the milestone options held by the Company are measured as derivative instruments at fair value through income. At September 30, 2018, the warrants and milestone options had an aggregate fair value of $99,275 (June 30, 2018 - $99,471) resulting in an unrealized loss of $196 for the three months ended September 30, 2018. This aggregate fair value was calculated as indicated below.

12

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 6 Marketable Securities and Derivatives (Continued)

(a)	The Green Organic Dutchman Holdings Ltd. (continued)

At September 30, 2018, the $93,404 (June 30, 2018 - $95,009) fair value of the 16,666,667 subscription receipt warrants and milestone options was estimated using the Binomial model with the following weighted average assumptions: share price of $7.21 (June 30, 2018 - $6.47); risk-free interest rate of 2.55% (June 30, 2018 - 2.30%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 76.41% (June 30, 2018 - 60%); and an expected life of 2.27 years (June 30, 2018 - 2.52 years). The share price input relating to the milestone options was also adjusted for the 10% discount to the listed market price upon achievement of the milestones, as well as the weighted average probability of 22% (June 30, 2018 - 61%) on the achievement of the milestones. At September 30, 2018, of the $93,404 fair value, $11,197 was attributed to the milestone options. Subsequent to September 30, 2018, all of the milestone options expired unexercised.

At September 30, 2018, the $5,871 (June 30, 2018 - $4,462) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $7.21 (June 30, 2018 - $6.47); risk-free interest rate of 2.16% (June 30, 2018 - 2.21%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 75.40% (June 30, 2018 - 60%); and an expected life of 1.59 years (June 30, 2018 - 1.84 years).

Subsequent to September 30, 2018, the Company sold 6,341,250 common shares of TGOD for gross proceeds of $35,907 for an average price of $5.66 resulting in a reduced undiluted ownership interest of approximately 12.6%.

(b)	Australis Capital Inc. (“ACI”)

At June 30, 2018, ACI was a wholly-owned subsidiary of Aurora. During the three months ended September 30, 2018, the Company distributed the shares and warrants it owned in ACI to the Company’s shareholders through a spin-out transaction. As part of the spin-out transaction, ACI completed a two-tranche private placement on July 5, 2018 and August 3, 2018 resulting in Aurora reducing its ownership interest in ACI to 47% and 24%, respectively. As a result, Aurora no longer had the ability to exercise control of ACI on July 5, 2018 and deconsolidated ACI. The Company accounted for its remaining 26,802,364 ACI shares held as an investment in associate (Note 11(a)) and the 26,802,364 ACI warrants held as derivatives. The shares had an estimated fair value of $5,360 on July 5, 2018 based on the private placement subscription price of $0.20 per share and the warrants had a fair value of $679 estimated using the Binomial model with the following assumptions: share price of $0.20; risk-free rate of 1.90%; volatility of 50.67%; dividend yield of 0%; and an expected life of 1.00 year.

On August 3, 2018, Aurora’s ownership interest decreased to 24% and due to other qualitative factors, Aurora no longer held significant influence in ACI (Note 11(a)). As such, the $5,360 fair value of the 26,802,364 ACI shares held was reclassified from investment in associates to marketable securities.

The Company also received 1,341,391 units in ACI in exchange for funding $269 of ACI’s transaction costs prior to the spin-out, with $228 allocated to the shares and $41 allocated to the warrants. Each unit consisted of one common share and one warrant exercisable at $0.25 per share for a period of one year.

On September 19, 2018, the Company held a total 28,143,755 shares and 28,143,755 warrants in ACI which were spun-out to shareholders and ACI became a separate publicly traded company. At the time of the spin-out, the shares and warrants had a fair value of $82,461 and $69,234, respectively, estimated based on ACI’s quoted closing market price on September 19, 2018 of $2.93 and $2.46, respectively. In accordance with IFRS, the Company was required to remeasure these interests to fair value and as a result, recognized an unrealized gain of $76,873 in other comprehensive income on the shares, and an unrealized gain of $68,514 in income on the warrants. As a result of the spin-out, the Company recognized a dividend of $151,695 to retained earnings equating to the fair value of the ACI shares and warrants distributed to Aurora shareholders.

As part of the spin-out of ACI and pursuant to the June 14, 2018 Funding Agreement, the Company received the following restricted back-in right warrants in exchange for $500:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI on the date of first exercise, exercisable at the five-day volume weighted average trading price of ACI’s shares and expiring September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are legal under applicable federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required.

As cannabis operations in the U.S. remain illegal under federal and certain state laws, the warrants remain un-exercisable at September 30, 2018. As such, the Company’s estimate of the fair value of the back-in right warrants has not changed materially from the $500 original cost of the investment.

13

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 6 Marketable Securities and Derivatives (Continued)

(c)	CTT Pharmaceuticals Inc. (“CTT”)

At June 30, 2018, the Company held a $1,319 (US $1,000) convertible debenture in CTT, convertible at the option of the Company at US $0.268 per share, as well as 20,779,972 share purchase warrants exercisable at US $0.35 per share expiring May 20, 2021.

On August 20, 2018, the Company fully converted the US $1,000 debenture into 3,731,343 common shares of CTT resulting in approximately 8% ownership in CTT. On conversion, the $3,413 fair value of the debenture was calculated based on the quoted share price of US $0.70 and as the Company held significant influence over CTT, the fair value was reclassified into investment in associates as the deemed cost (Note 11(d)). The Company recognized a loss of $1,201 compared to the $4,614 fair value of the debenture at June 30, 2018 which was estimated on the conversion date using the binomial model with the assumptions listed below.

At September 30, 2018, the 20,779,972 warrants in CTT had a fair value of $30,302 (June 30, 2018 - $15,526) and the Company recognized an aggregate unrealized gain of $14,776 for the three months ended September 30, 2018. The fair value of the derivative was estimated using the Binomial model with the following weighted average assumptions: share price of US $0.70 (June 30, 2018 - US $0.89); risk-free interest rate of 3.03% (June 30, 2018 - 2.85%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 20% (June 30, 2018 - 20%); and an expected life of 2.64 years (June 30, 2018 - 2.89 years).

(d)	Alcanna Inc., formerly Liquor Stores N.A. Ltd. (“Alcanna”)

At September 30, 2018, the Company’s 11,880,000 warrants in Alcanna had a fair value of $5,755 (June 30, 2018 - $2,400) resulting in an unrealized gain of $3,355 for the three months ended September 30, 2018. The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: share price of $10.75 (June 30, 2018 - $9.14); risk-free interest rate of 2.57% (June 30, 2018 - 2.12%); dividend yield of 0% (June 30, 2018 - 0%); historical stock price volatility of 34.98% (June 30, 2018 - 30.15%); and an expected life of 1.23 years (June 30, 2018 - 1.49 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $4,382.

Note 7 Convertible Debenture Investments

The Company held the following convertible debenture investments:

Financial asset hierarchy level 3	Investee-B (a)	Capcium (b)	Radient (c)	Total
	$	$	$	$
Balance, June 30, 2017	-	-	11,071	11,071
Unrealized gain on changes in fair value	-	-	830	830
Conversion of debenture	-	-	(11,901)	(11,901)
Balance, June 30, 2018	-	-	-	-
Additions at cost	13,403	4,600	-	18,003
Unrealized gain on changes in fair value	136	1,561	-	1,697
	13,539	6,161	-	19,700

Unrealized gains (losses) on convertible debentures
3 months ended Sep 30, 2017
Unrealized gain on changes in fair value	-	-	6,937	6,937

3 months ended Sep 30, 2018
Foreign exchange gain	600	-	-	600
Unrealized gain (loss) on changes in fair value	(464)	1,561	-	1,097
	136	1,561	-	1,697

14

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 7 Convertible Debenture Investments (Continued)

(a)	Investee-B

On July 2, 2018, the Company subscribed to a $13,403 (US $10,000) convertible debenture in a private company (“Investee-B”) which if fully converted would provide the Company with 14.3% ownership interest. The debentures bear interest at 1.5% per annum payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at the option of Aurora until July 2, 2023. Investee-B is a Canadian company that cultivates, manufactures and distributes medical cannabis products in Jamaica.

The Company also entered into an Investor Rights Agreement where Aurora has the right to participate in any future offerings of equity of Investee-B to allow Aurora to maintain its percentage ownership interest, as well as the right to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least 10% interest.

As of September 30, 2018, the convertible debenture had a fair value of $13,539 (US $10,459) which was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.711; risk-free interest rate of 3.07%; dividend yield of 0%; stock price volatility of 30.86%; and an expected life of 4.76 years. If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $199.

(b)	Capcium Inc. (“Capcium”)

On September 5, 2018, the Company purchased 4,600 convertible debentures for a total cost of $4,600. The debentures bear interest at 8% per annum and matures on September 5, 2020. The convertible debentures are convertible at the option of Aurora upon the occurrence of a Liquidity Event into units of Capcium at the lesser of (i) the price that is 20% discount to the Liquidity Event Price; and (ii) the price determined based on a pre-money value of $80,000 at the time of the Liquidity Event. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price that is 50% greater than the conversion price for 2 years from the completion of a Liquidity Event. For the three months ended September 30, 2018, the Company accrued interest income of $26.

At September 30, 2018, the convertible debenture had a fair value of $6,161 resulting in an unrealized gain of $1,561 for the three months ended September 30, 2018. The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.1327; risk-free rate of 2.546%; dividend yield of 0%; stock price volatility of 48%; an expected life of 1.93 years; and adjusted for a credit spread of 25% and a probability for the Liquidity Event of 80%. If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $190 and $202, respectively.

The Company also holds 19.99% existing ownership interest in Capcium accounted for under the equity method (Note 11(e)).

Note 8 Biological Assets

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

$
Balance at June 30, 2017	4,088
Production costs capitalized	9,902
Biological assets acquired from CanniMed (Note 12(e))	2,535
Changes in fair value less cost to sell due to biological transformation	25,550
Transferred to inventory upon harvest	(28,455)
Balance at June 30, 2018	13,620
Production costs capitalized	4,099
Biological assets acquired from MedReleaf (Note 12(a))	7,154
Changes in fair value less cost to sell due to biological transformation	2,279
Transferred to inventory upon harvest	(16,752)
Balance at September 30, 2018	10,400

As of September 30, 2018, the weighted average fair value less cost to complete and cost to sell was $4.64 per gram (June 30, 2018 - $6.46 per gram).

15

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 8 Biological Assets (Continued)

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Calculation method	Inter-relationship between unobservable inputs and fair value - the estimated fair value would increase (decrease) if:
Selling price per gram	Based on average selling prices for the period for all strains of cannabis sold by the Company, which is expected to approximate future selling prices.	The selling price per gram were higher (lower).
Attrition rate	Based on the average number of plants culled at each stage of production	The attrition rate was lower (higher).
Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	The average yield per plan was higher (lower).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	The standard cost per gram to complete production was lower (higher).
Cumulative stage of completion in the production process	Based on the number of days in production over a total average grow cycle of approximately twelve weeks.	The number of days in production was higher (lower).

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

Significant inputs & assumptions	Range of inputs			Effect on fair value
	Sept 30, 2018	June 30, 2018	Sensitivity	Sept 30, 2018	June 30, 2018
Selling price per gram	$7.39 to $8.99	$7.25 to $8.96	Increase or decrease of $1.00 per gram	$2,376	$1,763
Average yield per plant	24 to 49	20 to 51 grams	Increase or decrease by 5 grams per plant	$1,510	$1,999

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

During the three months ended September 30, 2018, the Company’s biological assets produced 4,995,990 grams of dried cannabis (three months ended September 30, 2017 - 1,009,585 grams). As of September 30, 2018, it was expected that the Company’s biological assets would yield approximately 2,376,232 grams (June 30, 2018 - 3,794,770 grams) of cannabis when harvested.

16

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 9 Inventory

The following is a breakdown of inventory at September 30, 2018:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	986	1,909	2,895
Finished goods	23,298	34,041	57,339
	24,284	35,950	60,234
Cannabis oils
Work-in-process	723	959	1,682
Finished goods	1,177	1,795	2,972
	1,900	2,754	4,654
Capsules
Finished goods	540	116	656

Indoor cultivation systems and hemp seed food products
Raw materials	2,175	-	2,175
Work-in-process	966	-	966
Finished goods	1,364	-	1,364
	4,505	-	4,505

Accessories, supplies and consumables	4,904	-	4,904

Balance, September 30, 2018	36,133	38,820	74,953

The following is a breakdown of inventory at June 30, 2018:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	2,215	6,337	8,552
Finished goods	5,637	7,742	13,379
	7,852	14,079	21,931
Cannabis oils
Work-in-process	550	782	1,332
Finished goods	1,099	1,364	2,463
	1,649	2,146	3,795
Capsules
Finished goods	166	90	256

Indoor cultivation systems and hemp seed food products
Raw materials	1,160	-	1,160
Work-in-process	701	-	701
Finished goods	323	-	323
	2,184	-	2,184

Accessories, supplies and consumables	1,429	-	1,429

Balance, June 30, 2018	13,280	16,315	29,595

During the three months ended September 30, 2018, the Company recognized $23,903 (2017 - $5,644) of inventory expensed to cost of goods sold including $14,361 (2017 - $2,572) non-cash expense relating to the changes in fair value of inventory sold.

17

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 10 Property, Plant and Equipment

	Land	Building & Improvements	Construction in progress	Computer Software & Equipment	Furniture & Fixtures	Production & Other Equipment	Finance Lease Equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, June 30, 2017	-	17,182	26,571	905	292	2,150	544	47,644
Additions	-	16,896	115,653	3,333	2,859	12,750	-	151,491
Additions from business combinations and asset acquisitions	-	45,404	4,323	588	615	5,405	247	56,582
Disposals	-	(397)	-	(753)	(289)	(1,087)	-	(2,526)
Foreign currency translation	-	-	-	5	-	4	-	9
Balance, June 30, 2018	-	79,085	146,547	4,078	3,477	19,222	791	253,200
Additions	2,059	32,078	9,048	5,187	1,946	16,142	-	66,460
Additions from business combination and asset acquisitions	1,306	78,896	26,060	2,728	1,372	33,502	1,167	145,031
Reclass on completed phases of construction	-	13,161	(13,161)	-	-	-	-	-
Disposals	-	-	-	-	-	(304)	-	(304)
Foreign currency translation	-	200	-	(2)	580	8	-	786
Balance, September 30, 2018	3,365	203,420	168,494	11,991	7,375	68,570	1,958	465,173

Accumulated Depreciation
Balance, June 30, 2017	-	1,054	-	383	59	586	39	2,121
Depreciation	-	2,323	-	403	364	2,052	102	5,244
Disposals	-	(53)	-	(206)	(74)	(188)	-	(521)
Foreign currency translation	-	-	-	4	-	-	-	4
Balance, June 30, 2018	-	3,324	-	584	349	2,450	141	6,848
Depreciation	-	2,855	-	523	648	4,530	34	8,590
Disposals	-	-	-	-	(76)	(57)	-	(133)
Foreign currency translation	-	-	-	(4)	-	-	-	(4)
Balance, September 30, 2018	-	6,179	-	1,103	921	6,923	175	15,301

Net Book Value
June 30, 2018	-	75,761	146,547	3,494	3,128	16,772	650	246,352
September 30, 2018	3,365	197,241	168,494	10,888	6,454	61,647	1,783	449,872

As at September 30, 2018, costs related to the construction of production facilities were capitalized as construction in progress and not amortized. Amortization will commence when construction is completed, and the facility is available for its intended use at which point the cost of the facility is reclassified to buildings and improvements.

During the three months ended September 30, 2018, $935 (2017 - $1,245) in borrowing costs were capitalized to construction in progress at a weighted average rate of 18% (2017 - 21%).

18

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 11 Investments in Associates and Joint Venture

The carrying value of investments in associates and joint ventures consist of:

	Note	% Interest	Balance, Jun 30, 2018	Additions	Transaction costs	Dividend income	Disposition / Reclass	Share of net income (loss)	OCI foreign exchange gain (loss)	Balance, Sep 30, 2018
			$	$	$	$	$	$	$	$
Australis Capital and Australis Holdings	(a)	0%	-	5,360	-	-	(5,360)	-	-	-
Cann Group Limited	(b)	23%	81,183	-	-	-	-	(258)	(2,848)	78,077
Alcanna Inc.	(c)	25%	109,577	-	-	(828)	-	(328)	-	108,421
10647594 Canada		20%	134	-	-	-	(134)	-	-	-
CTT Pharmaceutical	(d)	8%	-	3,413	-	-	-	(52)	-	3,361
Capcium Inc.	(e)	20%	11,256	-	-	-	-	(159)	-	11,097
TGOD	(f)	15%	132,292	-	-	-	(130,974)	(1,318)	-	-
			334,442	8,773	-	(828)	(136,468)	(2,115)	(2,848)	200,956

	Note	% Interest	Balance, Jun 30, 2017	Additions	Transaction costs	Dividend income	Disposition	Share of net income (loss)	OCI foreign exchange gain (loss)	Balance, Jun 30, 2018
			$	$	$	$	$	$	$	$
Australis Holdings	(a)	50%	-	-	-	-	-	-	-	-
Cann Group Limited	(b)	23%	-	81,927	-	-	-	(781)	37	81,183
Alcanna Inc.	(c)	25%	-	109,940	1,586	(1,449)	-	(500)	-	109,577
SubTerra LLC		0%	-	78	-	-	(78)	-	-	-
10647594 Canada		20%	-	134	-	-	-	-	-	134
CTT Pharmaceutical	(d)	0%		-	-	-	-	-	-	-
Capcium Inc.	(e)	20%	-	11,270	-	-	-	(14)	-	11,256
TGOD	(f)	17%	-	133,239	-	-	-	(947)	-	132,292
			-	336,588	1,586	(1,449)	(78)	(2,242)	37	334,442

The following is a summary of financial information for the Company’s associates and joint ventures at September 30, 2018 and for the three months then ended (at 100%):

	Cann Group (b)	Alcanna (c)	Capcium (e)	Other	Sep 30, 2018 Total
	$	$	$	$	$
Statement of financial position
Cash and cash equivalents	46,375	78,595	17,922	1,289	144,181
Current assets	76,156	197,131	33,472	1,289	308,048
Non-current assets	5,055	252,262	8,314	-	265,631

Current financial liabilities, excluding trade and other payables and provisions	4	1,380	1,203	36	2,623
Current liabilities	853	54,263	1,500	380	56,996
Non-current financial liabilities	15	72,697	38,778	52	111,542
Non-current liabilities	15	131,561	38,778	52	170,406

Statement of comprehensive income (loss)
Revenue	359	161,084	268	-	161,711
Depreciation and amortization	-	(3,001)	-	-	(3,001)
Interest expense	(2)	(1,161)	(115)	-	(1,278)
Income tax recovery	-	434	-	-	434
Loss from continuing operations	(1,129)	(1,221)	(793)	(651)	(3,794)
Loss from discontinued operations, net tax	-	(102)	-	-	(102)
Other comprehensive income	-	857	-	-	857
Total comprehensive loss	(1,129)	(466)	(793)	(651)	(3,039)

19

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 11 Investments in Associates and Joint Venture (Continued)

The following is a summary of financial information for the Company’s associates and joint ventures at June 30, 2018 and for the year then ended from the date the Company held the investment (at 100%):

	Cann Group (b)	Alcanna (c)	Capcium (e)	TGOD (f)	Other	Jun 30, 2018 Total
	$	$	$	$	$	$
Statement of financial position
Cash and cash equivalents	48,243	78,595	252	261,816	1,317	390,223
Current assets	79,225	197,131	11,935	270,712	1,319	560,322
Non-current assets	5,258	252,262	6,701	48,078	3,029	315,328

Current financial liabilities, excluding trade and other payables and provisions	4	1,380	-	-	1,737	3,121
Current liabilities	887	54,263	1,293	13,992	2,087	72,522
Non-current financial liabilities	16	72,697	18,583	-	2,057	93,353
Non-current liabilities	16	131,561	18,583	-	2,057	152,217

Statement of comprehensive income (loss)
Revenue	552	223,991	104	-	-	224,647
Depreciation and amortization	-	(4,455)	-	(121)	-	(4,576)
Interest income	-	-	-	381	-	381
Interest expense	(7)	(1,916)	-	(32)	(57)	(2,012)
Income tax recovery	-	751	-	-	-	751
Loss from continuing operations	(3,334)	(2,108)	(69)	(5,578)	(471)	(11,560)
Loss from discontinued operations, net tax	-	(242)	-	-	-	(242)
Other comprehensive income	-	1,402	-	-	-	1,402
Total comprehensive loss	(3,334)	(974)	(69)	(5,578)	(471)	(10,426)

(a)	Australis Capital and Australis Holdings

On June 30, 2018, the Company through its wholly-owned subsidiary, ACI, held 50% interest in AHL.

Pursuant to the spin-out transaction (Note 6(b)), on July 5, 2018, ACI completed the first tranche of its private placement and received $7,800 gross proceeds. As a result, Aurora’s ownership interest decreased to 47% and the Company no longer had the ability to exercise control of ACI. The Company deconsolidated the net assets in ACI and recognized the $5,360 fair value of 26,802,364 ACI shares held as a significant influence investment and the $679 fair value of 26,802,364 ACI warrants held as a derivative (Note 6(b)). As a result of loss of control and deconsolidation, the Company recognized a $410 gain in the statement of comprehensive income.

On August 3, 2018, ACI completed its second and final tranche of its private placement resulting in Aurora holding a 24% ownership interest. Aurora no longer had ACI Board representation, no interchange of managerial personnel, and had received shareholder approval for the spin-out. As such, the Company determined that Aurora no longer held significant influence in ACI and the $5,360 fair value of the 26,802,364 ACI shares were reclassified to marketable securities (Note 6(b)).

(b)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and its principal activities consist of the cultivation of medicinal cannabis for both medicinal and research purposes, and commercializing the outputs for medicinal uses in Australia.

As of September 30, 2018, the Company held an aggregate of 31,956,347 shares of Cann Group (June 30, 2018 - 31,956,347), representing a 23% ownership interest. Management continues to work on refining the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change. This allocation will be finalized in the period ending December 31, 2018.

Based on Cann Group’s closing price of A$2.73 on September 30, 2018, the shares held by the Company have a fair value of approximately $81,326 (A$87,241).

20

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 11 Investments in Associates and Joint Venture (Continued)

(c)	Alcanna Inc.

Alcanna is an Alberta based public company listed on the TSX and its principal activity is the retailing of wines, beers and spirits in Canada and the United States of America. Alcanna also has advanced plans to develop and launch a retail cannabis business in Canadian jurisdictions where private retailing is permitted post-legalization. Management determined that the Company has significant influence over Alcanna and accounts for the investment under the equity method.

As of September 30, 2018, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2018 - 9,200,000) representing a 25% ownership interest. During the three months ended September 30, 2018, the Company recorded $828 dividends receivable to the carrying value of the investment (Note 5). Management continues to work on refining the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change. This allocation will be finalized no later than the period ending March 31, 2019.

Based on Alcanna’s closing price of $10.75 on September 30, 2018, the shares held by the Company have a fair value of $98,900. The Company assessed the carrying value of the investment against the estimated recoverable amount and determined that no impairment was necessary on the investment.

(d)	CTT Pharmaceutical Holdings Ltd.

CTT is located in Ontario and is in the business of developing dose specific fast dissolving oral thin film wafers that provide a dose specific, smoke-free delivery of medical cannabis or other active ingredients. CTT’s common shares are listed on the OTC under the symbol “CTTH“. The Company holds securities of CTT which if converted and exercised would increase the Company’s ownership interest to 34% on a fully diluted basis (Note 6(c)).

Based on the Company’s potential voting rights of up to 34% and other qualitative factors, the Company has determined it holds significant influence in CTT and has accounted for its investment under the equity method.

On August 20, 2018, the Company fully converted the US $1,000 debenture into common shares of CTT (Note 6(c)) and obtained an 8% ownership interest. The $3,413 fair value of the debenture on conversion was transferred into investment in associates as the deemed cost.

Based on CTT’s closing price of US $1.45 on September 30, 2018, the shares held by the Company have a fair value of $7,004 (US $5,410).

(e)	Capcium Inc.

Capcium is a Montreal-based private company in the business of manufacturing soft-gels. As of September 30, 2018, the Company held 8,828,662 shares (June 30, 2018 - 8,828,662) in Capcium representing a 20% ownership interest, as well as convertible debentures with a fair value of $6,161 (Note 7(b)).

Based on the Company’s voting rights and other qualitative factors, the Company has determined it holds significant influence in Capcium and has accounted for its investment under the equity method. Management continues to work on refining the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change. This allocation will be finalized no later than the period ending June 30, 2019.

(f)	The Green Organic Dutchman Holdings Ltd.

TGOD is an Ontario based licensed producer of cannabis in Canada. The Company’s original investments in TGOD consisted of shares classified as investment in associates and compound instruments classified as derivatives at fair value through profit or loss (Note 6(a)). On closing of TGOD’s IPO on May 2, 2018 and the conversion of subscription receipts into common shares and common share purchase warrants, based on the Company’s initial 17% ownership interest and other qualitative factors, the Company concluded that it had obtained significant influence in TGOD. As a result, the aggregate $133,239 fair value of the 39,674,584 common shares was reclassified to investment in associates as of May 2, 2018 (Note 6(a)).

On September 27, 2018, the Company no longer held significant influence in TGOD due to the resignation of its Board representative from TGOD’s Board of Directors and other qualitative factors. As such, the $275,342 fair value of the shares were recognized as marketable securities (Note 6(a)) and the $130,974 carrying value of the investment in associate at September 27, 2018 was derecognized from investment in associates resulting in a realized gain of $144,368.

21

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 12 Business Combinations

Completed during the three months ended September 30, 2018	MedReleaf (a)	Anandia (b)	Agropro / Borela (c)	Total
				$
Total consideration
Cash paid	-	-	8,302	8,302
Common shares issued	2,568,634	78,588	1,411	2,648,633
Share purchase warrants issued	-	19,565	-	19,565
Replaced share-based payments	75,481	-	-	75,481
Loan settlement	-	-	3,176	3,176
	2,644,115	98,153	12,889	2,755,157

Net identifiable assets (liabilities) acquired
Cash	113,713	12,127	41	125,881
Accounts receivables	11,891	783	2,099	14,773
Income taxes receivable	8,078	-	-	8,078
Biological assets	7,154	-	-	7,154
Inventories	32,626	33	2,226	34,885
Prepaid expenses and deposits	6,344	310	168	6,822
Loans receivable	845	-	-	845
Property, plant and equipment	134,414	4,665	2,435	141,514
Other assets	581	-	-	581
Intangible assets
Customer relationships	55,000	4,800	-	59,800
Permits and licenses	89,457	11,000	-	100,457
Brand and trademarks	61,300	1,700	-	63,000
Patents	131	-	-	131
Contracts and non-competition agreements	13,900	400	-	14,300
Intellectual property	116,200	2,200	-	118,400
Know-how	-	10,800	-	10,800
Deferred tax asset	-	43	-	43
	651,634	48,861	6,969	707,464

Accounts payable and accruals	(16,919)	(518)	(1,683)	(19,120)
Income taxes payable		-	(7)	(7)
Deferred revenue		(65)	(6)	(71)
Loans and borrowings	(845)	(298)	-	(1,143)
Asset retirement obligation	(217)	-	-	(217)
Deferred tax liability	(75,920)	(7,422)	-	(83,341)
	557,733	40,558	5,273	603,565

Purchase price allocation
Net identifiable assets acquired	557,733	40,558	5,273	603,565
Goodwill	2,086,382	57,595	7,616	2,151,592
	2,644,115	98,153	12,889	2,755,157

Net cash outflows
Cash consideration paid	-	-	8,302	8,302
Cash acquired	113,713	12,127	41	125,881
	113,713	12,127	8,343	134,183

Acquisition costs expensed
Three months ended September 30, 2018	11,379	392	2,230	14,001

Net accounts receivables acquired
Gross contractual receivables acquired	14,262	791	2,099	17,152
Receivables expected to be uncollectible	(2,371)	(8)	-	(2,379)
Net accounts receivables acquired	11,891	783	2,099	14,773

22

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 12 Business Combinations (Continued)

(a)	MedReleaf Corp.

On July 25, 2018, the Company acquired MedReleaf, a Canadian company previously listed on the TSX and is in the business of production and sale of cannabis. The Company acquired MedReleaf to increase production capacity, international presence, research and development portfolio, patient count and revenue growth.

The Company acquired all of the issued and outstanding shares of MedReleaf for aggregate consideration of $2,644,115 comprised of 370,120,238 common shares with a fair value of $2,568,634 and $75,481 fair value of replaced share-based payments. The replaced share-based payments include $53,808 for employee stock options, $2,117 for performance options, and $19,556 for warrants.

Management is in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Management continues to work on finalizing the purchase price allocation for the fair value of identified intangible assets, property, plant and equipment acquired and the allocation to goodwill.

Provisional allocation at acquisition
$
Net identifiable assets acquired	557,733
Goodwill	2,086,382
2,644,115

Goodwill represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the three months ended September 30, 2018, MedReleaf accounted for $11,121 in revenues and a loss of $11,610 in net income since July 25, 2018. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $4,522 in revenues and a decrease of $17,605 in net income for the three months ended September 30, 2018.

(b)	Anandia Laboratories Inc.

On August 8, 2018, the Company acquired Anandia, a Canadian cannabis-focused science company specialized in genomics, metabolite profiling, plant breeding, disease characterization, and cultivar certification, as well as providing testing services to producers and patient-cultivators. The acquisition will enable Aurora to develop new, customized cultivars for specific applications, creating products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at our facilities.

The Company acquired all of the issued and outstanding shares of Anandia for aggregate consideration of $98,153 comprised of 12,716,482 common shares with a fair value of $78,588 and 6,358,210 share purchase warrants with a fair value of $19,565. The warrants are each exercisable at $9.3717 and expire on August 9, 2023. As part of the acquisition, an aggregate of $10,000 in additional share consideration is to be paid out in three tranches on the first, second and fourth anniversaries of the acquisition date, subject to the continued employment of the co-founders of Anandia. The additional consideration is accounted for as compensation expense for post-combination services provided and will be expensed through income. During the three months ended September 30, 2018, the Company accrued $663 in compensation expense.

Management is in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Management continues to work on finalizing the purchase price allocation for the fair value of identified intangible assets, property, plant and equipment acquired and the allocation to goodwill.

Provisional allocation at acquisition
$
Net identifiable assets acquired	40,558
Goodwill	57,595
98,153

23

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 12 Business Combinations (Continued)

(b)	Anandia Laboratories Inc. (continued)

Goodwill represents expected synergies, future growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the three months ended September 30, 2018, Anandia accounted for $447 in revenues and $583 in net loss since August 8, 2018. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $162 in revenues and a decrease of $2,509 in net income for the three months ended September 30, 2018.

(c)	UAB Agropro and UAB Borela

On September 10, 2018, the Company acquired Agropro and Borela, both located in Lithuania. Agropro is a producer, processor and supplier of certified organic hemp and hemp products, and its sister company, Borela, is a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil. The Company acquired both companies to extract, refine and productize their organic hemp biomass into a wide range of organic CBD-based products.

The Company acquired all of the issued and outstanding shares of Agropro and Borela for aggregate consideration of $12,889 comprised of $8,302 cash, $3,176 loan settlement, and 170,834 common shares with a fair value of $1,411. Additionally, the Company issued 270,024 common shares for finders’ fees relating to this acquisition with a fair value of $2,230 (Note 19(b)(i)).

Management is in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Management continues to work on finalizing the purchase price allocation for the fair value of intangible assets, property, plant and equipment acquired and the allocation to goodwill.

Provisional allocation at acquisition
$
Net identifiable assets acquired	5,273
Goodwill	7,616
12,889

Goodwill represents expected synergies, future growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the three months ended September 30, 2018, Agropro and Borela accounted for $519 in revenues and $48 in net income since September 10, 2018. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $1,394 in revenues and a decrease of $226 in net income for the three months ended September 30, 2018.

24

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 12 Business Combinations (Continued)

Completed during the year ended June 30, 2018	BCNL / UCI	Hempco (d)	Larssen	CanniMed (e)	Total
	$	$	$	$	$
Total consideration
Cash paid	3,294	946	3,500	130,979	138,719
Common shares issued	248	-	-	706,874	707,122
Share purchase warrants issued	136	-	-	-	136
Loan settlement	716	2,301	-	-	3,017
Contingent consideration	1,119	-	-	-	1,119
	5,513	3,247	3,500	837,853	850,113

Net identifiable assets (liabilities) acquired
Cash	138	908	-	38,883	39,929
Accounts receivables	394	1,388	-	986	2,768
Short-term investments	-	511	-	-	511
Biological assets	-	-	-	2,535	2,535
Inventories	874	1,875	-	10,269	13,018
Prepaid expenses and deposits	55	178	-	223	456
Investments in associates	-	-	-	212	212
Property, plant and equipment	149	2,876	-	45,316	48,341
Intangible assets
Customer relationships	105	-	-	7,000	7,105
Permits and licenses	-	-	-	65,100	65,100
Brand	654	-	-	127,000	127,654
Patents	521	-	-	1,700	2,221
Deferred tax asset	-	-	-	11,663	11,663
	2,890	7,736	-	310,887	321,513

Accounts payable and accruals	(818)	(968)	-	(24,334)	(26,120)
Income taxes payable	(26)	-	-	(20)	(46)
Deferred revenue	(86)	-	-	-	(86)
Loans and borrowings	-	-	-	(11,825)	(11,825)
Deferred tax liability	(335)	-	-	(58,083)	(58,418)
	1,625	6,768	-	216,625	225,018

Purchase price allocation
Net identifiable assets acquired	1,625	6,768	-	216,625	225,018
Fair value of previously held equity interest	-	-	-	(26,567)	(26,567)
Non-controlling interest	-	(5,935)	-	(32,586)	(38,521)
Goodwill	3,888	2,414	3,500	680,381	690,183
	5,513	3,247	3,500	837,853	850,113
Non-controlling interest at acquisition (%)	0%	77.7%	0%	12.8%

Net cash outflows
Cash consideration paid	3,294	946	3,500	130,979	138,719
Cash acquired	(138)	(908)	-	(38,883)	(39,929)
	3,156	38	3,500	92,096	98,790

Acquisition costs expensed
Three months ended September 30, 2018	-	-	-	-	-
Year ended June 30, 2018	65	71	30	7,235	7,401

Net accounts receivables acquired
Gross contractual receivables acquired	504	1,420	-	986	2,910
Receivables expected to be uncollectible	(110)	(32)	-	-	(142)
Net accounts receivables acquired	394	1,388	-	986	2,768

25

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 12 Business Combinations (Continued)

(d)	Hempco Food and Fiber Inc.

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. The Company anticipates regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain Cannabidiols (“CBD”) will be revised to allow for processing of CBDs which Aurora intends to use for the production of capsules, oils and topicals.

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco and after consideration of potential voting rights, the Company concluded that it exercised control over Hempco. As of September 30, 2018, the Company held 52.3% ownership interest in Hempco (June 30, 2018 - 52.3%).

Management is in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. There have been no changes to the provisional purchase price allocation since June 30, 2018. Management continues to work on finalizing the purchase price allocation for the fair value of net assets acquired and the allocation to goodwill. This allocation will be finalized in the period ending December 31, 2018.

Non-controlling interest

The following is a continuity of Hempco’s non-controlling interest:

	Sep 30, 2018	Jun 30, 2018
	$	$
Opening balance	4,847	-
Non-controlling interest arising on acquisition of Hempco	-	2,905
Non-controlling interest relating to outstanding Hempco vested share options and warrants at acquisition	-	3,030
Non-controlling interest relating to exercised Hempco share options and warrants (1)	127	3,649
Change in ownership	4	(2,361)
Share of loss for the period	(967)	(2,376)
Ending balance	4,011	4,847
(1)	During the three months ended September 30, 2018, 40,833 stock options were exercised into common shares of Hempco. Accordingly, the Company recognized total stock option reserves of $108 which were allocated to non-controlling interest (Note 19(b)(iv)).

(e)	CanniMed Therapeutics Inc.

On March 15, 2018, the Company acquired an 87.2% ownership interest in CanniMed pursuant to an offer (the “Offer”) to acquire all of the issued and outstanding CanniMed Shares not owned by Aurora. The Offer provided CanniMed shareholders with the right to elect to receive for each CanniMed share:

(a)	3.40 common shares of Aurora;
(b)	$0.43 in cash; or
(c)	any combination of common shares and cash, subject to proration of a maximum aggregate cash amount of $140,000.

As of September 30, 2018, the Company held 100% ownership interest in CanniMed (June 30, 2018 - 100%).

Management is in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. There have been no changes to the provisional purchase price allocation since June 30, 2018. Management continues to work on finalizing the purchase price allocation for the fair value of intangible assets acquired and the allocation of goodwill. This allocation will be finalized no later than the period ending March 31, 2019.

26

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 13 Asset Acquisitions

Completed during the year ended June 30, 2018	H2
$
Consideration paid
Common shares issued	15,283
Cash acquisition costs paid	636
Loan settlement	3,000
Contingent consideration	14,957
33,876

Net identifiable assets (liabilities) acquired
Cash	205
Accounts receivables	369
Property, plant and equipment	8,304
Intangible assets - permits and licenses	27,165
36,043

Accounts payable and accruals	(2,167)
33,876

Note 14 Controlling Interest in Aurora Nordic Cannabis A/S

The Company holds a 51% ownership interest in Aurora Nordic, a company located in Odense, Denmark which is in the business of cultivation, production, distribution and sale of medical cannabis. Aurora Nordic is retrofitting an existing 100,000 square foot greenhouse and will be constructing a new 1,000,000 square foot production facility.

Non-controlling interest

The non-controlling interest recognized at inception was recorded at its proportionate share of Aurora Nordic’s initial capital contribution.

	Sep 30, 2018	Jun 30, 2018
	$	$
Opening balance	(285)	-
Non-controlling interest on initial capital contribution	-	56
Share of loss for the period	(314)	(337)
Share of other comprehensive loss for the period	(14)	(4)
Ending balance	(613)	(285)

As of September 30, 2018, Aurora Nordic held $4,732 current assets (June 30, 2018 - $419), $7,465 non-current assets (June 30, 2018 - $2,896), $7,618 current liabilities (June 30, 2018 - $993), and $5,832 non-current liabilities (June 30, 2018 - $2,905) before the elimination of intercompany transactions. For the three months ended September 30, 2018, Aurora Nordic generated $nil revenues and incurred $640 in net loss before the elimination of intercompany transactions.

Note 15 Assets Held for Distribution to Owners

The ACI assets reclassified for distribution to owners were part of the cannabis segment and were comprised of the following:

Jun 30, 2018
$
Total and net assets held for distribution to owners
Current assets	2
Non-current assets (1)	4,420
4,422

(1)	Includes loans receivable from AHL and SubTerra assets of $3,020 and $1,400, respectively.

On September 19, 2018, the Company completed the spin-out of ACI to Aurora shareholders.

27

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 16 Intangible Assets and Goodwill

The following is a continuity of intangible assets and goodwill:

	Definite life intangibles subject to amortization							Indefinite life intangibles
	Customer Relationships	Permits and Licenses	Patents	Contracts & Non- compete	Intellectual Property	Know-how	Total Definite Life Intangibles	Brand	Permits and Licenses	Total Indefinite Life Intangibles	Total Intangible Assets	Goodwill	Total Intangible Assets and Goodwill
	$	$	$	$	$	$	$	$	$	$	$	$	$
Cost
Balance, Jun 30, 2017	4,250	4,293	-	-	-	-	8,543	-	22,544	22,544	31,087	41,100	72,187
Additions from acquisitions	7,105	92,421	2,221	-	-	-	101,747	127,654	-	127,654	229,401	687,950	917,351
Balance, Jun 30, 2018	11,355	96,714	2,221	-	-	-	110,290	127,654	22,544	150,198	260,488	729,050	989,538
Additions from acquisitions	59,800	104,935	131	14,300	118,400	10,800	308,366	63,000	-	63,000	371,366	2,151,592	2,522,958
Balance, Sep 30, 2018	71,155	201,649	2,352	14,300	118,400	10,800	418,656	190,654	22,544	213,198	631,854	2,880,642	3,512,496

Accumulated amortization
Balance, Jun 30, 2017	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization	2,224	1,943	89	-	-	-	4,256	-	-	-	4,256	-	4,256
Balance, Jun 30, 2018	2,224	1,943	89	-	-	-	4,256	-	-	-	4,256	-	4,256
Amortization	2,578	3,376	57	470	3,288	-	9,769	-	-	-	9,769	-	9,769
Balance, Sep 30, 2018	4,802	5,319	146	470	3,288	-	14,025	-	-	-	14,025	-	14,025

Net book value
Jun 30, 2018	9,131	94,771	2,132	-	-	-	106,034	127,654	22,544	150,198	256,232	729,050	985,282
Sep 30, 2018	66,353	196,330	2,206	13,830	115,112	10,800	404,631	190,654	22,544	213,198	617,829	2,880,642	3,498,471

Of the $371,366 intangible asset additions for the period ended September 30, 2018, $4,478 was from the acquisition of a license for Wagner Dimas Inc.’s (“Wagner Dimas”) technology for creating machine-rolled cannabis. As consideration for the acquisition, the Company issued 756,348 common shares with a fair value of $4,478 (Note 19(b)(i)).

Permits and licenses of $22,544 were acquired from Pedanios on May 30, 2017 and are classified as indefinite life intangible assets as they do not have an expiration date. The remaining permits and license are amortized over the life of the production facilities when they are available for use as intended, except for the Wagner Dimas and Anandia licenses which are amortized over the term of the license.

Of the $213,198 indefinite life intangibles, $212,544 are allocated to the group of CGUs that comprise the cannabis segment. The remaining $654 of the brand intangibles are allocated to the indoor cultivation CGU.

Amortization of intangible assets is included in depreciation and amortization in the statement of comprehensive income.

28

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 17 Convertible Debentures

	Nov 2016 (a)	May 2017 (b)	Nov 2017 (c)	Mar 2018 (d)	Total
	$	$	$	$	$
Balance, June 30, 2017	3,369	60,167	-	-	63,536
Issued	-	-	115,000	230,000	345,000
Equity portion	-	-	(39,408)	(39,530)	(78,938)
Conversion	(3,688)	(63,102)	(73,082)	(195)	(140,067)
Interest paid	(148)	(2,131)	(1,025)	(3,604)	(6,908)
Financing fees	-	-	(2,680)	(6,455)	(9,135)
Accretion	218	2,768	809	6,845	10,640
Accrued interest	249	2,298	1,023	3,830	7,400
Balance, June 30, 2018	-	-	637	190,891	191,528
Conversion	-	-	(42)	(11)	(53)
Interest paid	-	-	(56)	-	(56)
Accretion	-	-	25	5,444	5,469
Accrued interest	-	-	28	2,872	2,900
Balance, September 30, 2018	-	-	592	199,196	199,788

(a)	On November 1, 2016, the Company completed a brokered private placement of two-year unsecured convertible debentures in the aggregate principal amount of $25,000. The debentures bore interest at 8% per annum, payable semi-annually. The principal amount of the debentures was convertible into common shares of the Company at a price of $2.00 per share subject to a forced conversion if the VWAP of the Company’s common shares equaled or exceeded $3.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $1,000 and legal fees and expenses of $139.

On November 6, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the year ended June 30, 2018, the Company issued 2,310,000 common shares (2017 - 10,190,000 shares) on the conversion of $4,620 principal amount of debentures (2017 - $20,380) (Note 19(b)(iv)).

(b)	On May 2, 2017, the Company completed a private placement of two-year unsecured convertible debentures in the aggregate principal amount of $75,000. The debentures bore interest at 7% per annum, payable semi-annually. The debentures were convertible into common shares of the Company at a price of $3.29 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $4.94 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission of $2,893 and legal fees and expenses of $289.

On November 16, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the year ended June 30, 2018, the Company issued 22,750,747 common shares (2017 - 45,593 shares) on the conversion of $74,850 principal amount of debentures (2017 - $150) (Note 19(b)(iv)).

(c)	On November 28, 2017, the Company completed an offering of 115,000 special warrants exercisable into convertible debentures for gross proceeds of $115,000. The Company paid financing fees of $4,077 comprised of underwriters’ commissions of $3,734, legal fees of $304 and regulatory and transfer agent fees of $39.

On January 12, 2018, the special warrants were exercised into $115,000 principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible by the holder into common shares of the Company at $6.50 per share at any time.

During the three months ended September 30, 2018, the Company issued 19,998 common shares on partial conversion of $130 principal amount of debentures (Note 19(b)(iv)).

Subsequent to September 30, 2018, the Company elected to exercise its right to convert all of the remaining principal amount outstanding on the debentures into common shares as the Company’s shares had a VWAP exceeding $9.00 per share for 10 consecutive trading days.

29

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

 Note 17 Convertible Debentures (Continued)

(d)	On March 9, 2018, the Company completed a private placement of two-year unsecured convertible debentures in the aggregate principal amount of $230,000. The debentures bear interest at 5% per annum, payable semi-annually. The debentures are convertible by the holder into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $17.00 per share for 10 consecutive trading days, which has not occurred as of September 30, 2018. On closing, the Company paid the agent a commission and expenses of $7,473, legal fees of $304 and regulatory fees of $18.

During the three months ended September 30, 2018, the Company issued 996 common shares on partial conversion of $13 principal amount of debentures (Note 19(b)(iv)).

Note 18 Loans and Borrowings

The changes in the carrying value of loans and borrowings are as follows:

	Sep 30, 2018	Jun 30, 2018
	$	$
Opening balance	11,683	351
Additions	92,838	-
Deferred financing fee	(3,081)	-
Assumed on acquisition (Note 12)	1,143	11,825
Principal repayments	(11,268)	(493)
Ending balance	91,315	11,683

As at September 30, 2018, the Company had the following loans and borrowings:

		Sep 30, 2018	Jun 30, 2018
		$	$
Term loans	(a)	89,357	9,971
Debentures	(b)	161	1,264
Finance leases	(c)	952	448
Letter of credit	(d)	845	-
Total loans and borrowings		91,315	11,683
Current portion		(1,199)	(2,451)
Long-term		90,116	9,232

(a)	Term loans

The following is a breakdown of the term loans outstanding:

	Sep 30, 2018	Jun 30, 2018
	$	$
Capital loan, due for renewal November 2019 (interest rate of Bank Prime Rate plus 1.75%) (1)	-	7,800
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2019 (5.20%, based on Bank’s Prime Rate plus 1.75% per annum) (1)	-	2,171
Term loan, due March 9, 2020 (5.90%, based on Bank’s Prime Rate plus Banker’s acceptance and standby fee)	89,357	-
	89,357	9,971
Current portion	-	(1,111)
	89,357	8,860

(1)	The capital term loans were acquired through the CanniMed acquisition (Note 12(e)) and were secured by a general security agreement covering all of CanniMed’s assets. During the three months ended September 30, 2018, the Company repaid the full balance of these term loans.

As of September 30, 2018, the Company did not meet a cash concentration covenant, where the Company must maintain all of its bank accounts with Bank of Montreal (“BMO”) and its affiliates, except bank accounts having an aggregate principal balance less than the greater of (i) $2,500 and (ii) 10% of the Company’s consolidated cash. The Company was off-side due to the acquisition of a subsidiary which held large bank balances with another bank. The Company obtained a waiver from BMO as of September 30, 2018 and was compliant with all other covenants.

30

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 18 Loans and Borrowings (Continued)

(b)	Debentures

The debentures were assumed through the CanniMed acquisition (Note 12(e)) and consist of the following:

	Prescribed Rate	Maturity Date	Sep 30, 2018	Jun 30, 2018
			$	$
Debentures	5%	December 1, 2018	-	1,091
Debentures	12%	January 31, 2022	161	173
			161	1,264
Current portion			(138)	(1,138)
			23	126

The debentures are secured by all present and after-acquired property of CanniMed and are subordinate to all of CanniMed’s other loans and borrowings.

(c)	Finance leases

The Company has finance lease arrangements related to production equipment as follows:

	Sep 30, 2018	June 30, 2018
	$	$
Less than 1 year	269	232
Between 2 and 3 years	515	242
Between 4 and 5 years	317	37
Total minimum lease payments	1,101	511
Less: amount representing interest at approximately 6.25% to 20.26%	(149)	(63)
Present value of minimum lease payments	952	448
Less: current portion	(216)	(202)
	736	246

(d)	Letter of credit

As of September 30, 2018, the Company had a letter of credit of $845 acquired from MedReleaf (Note 12(a)).

31

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 19 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00.

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class “A” Shares were issued and outstanding.

(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00.

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class “B” Shares were issued and outstanding.

(b)       Issued and outstanding

At September 30, 2018, 961,801,291 common shares (June 30, 2018 - 568,113,131) were issued and fully paid.

(i)	Shares for business combinations, asset acquisitions and investment in associates

The Company issued the following shares for business combinations, asset acquisitions and investment in associates:

	Note	Number of shares issued	Share capital
		#	$
Three months ended September 30, 2018
Acquisition of MedReleaf	12(a)	370,120,238	2,568,634
Acquisition of Anandia	12(b)	12,716,482	78,588
Acquisition of Agropro and Borela	12(c)	440,858	3,641
Acquisition of intangible asset	16	756,348	4,478
		384,033,926	2,655,341

Fiscal 2018
Acquisition of BCNL and UCI		89,107	248
Acquisition of CanniMed	12(e)	72,746,846	798,784
Acquisition of H2		4,789,273	15,283
Investment in Capcium		1,144,481	10,770
		78,769,707	825,085

32

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 19 Share Capital (Continued)

(b)	Issued and Outstanding (continued)

(ii)	Shares for earn out payments

The Company issued the following shares for earn out payments:

	Number of shares issued	Share capital
	#	$
Three months ended September 30, 2018
H2 earn out payments (1)	-	10,094
	-	10,094

Fiscal 2018
CanvasRx earn out payments (2)	5,318,044	14,417
H2 earn out payments (1)	-	1,904
	5,318,044	16,321

(1)	On November 30, 2017, 3,060,556 common shares were issued for the H2 acquisition and were placed in escrow pending achievement of milestones. During the three months ended September 30, 2018, 1,261,802 common shares (2017 - Nil) with a fair value of $10,094 (2017 - $Nil) were released from escrow upon the achievement of milestones.
(2)	Pursuant to the acquisition of CanvasRx on August 17, 2016, Nil common shares (June 30, 2018 - 5,318,044) common shares with a weighted average price of $Nil per share (June 30, 2018 - $2.71) were issued to the former shareholders of CanvasRx. As of September 30, 2018, CanvasRx had $4,405 earn-out payments remaining relating to revenue performance milestones which upon achievement, can be satisfied at the Company’s discretion in cash or common shares at a 15% discount to the market price at the date of issuance, subject to certain conditions.

(iii)	Shares for equity financings

During the year ended June 30, 2018, the Company completed equity financings and issued the following shares:

	Number of shares issued	Share capital	Reserves
	#	$	$
Fiscal 2018
November 2, 2017 (1)
Gross issuance	25,000,000	75,000	-
Cash share issuance costs	-	(4,361)	-
Compensation warrants	-	(2,285)	2,285
	25,000,000	68,354	2,285

(1)	The Company issued 25,000,000 units at $3.00 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $4.00 per share for a period of three years. An aggregate of 1,333,980 compensation warrants were issued to the underwriters. The compensation warrants are exercisable into one common share at an exercise price of $3.00 per share and expire on November 2, 2020. The fair value of the compensation warrants at the date of grant was estimated at $1.71 per warrant based on the following weighted average assumptions: Stock price volatility - 85.49%; Risk-free interest rate - 1.40%; Dividend yield - 0.00%; and Expected life - 3 years.
33

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 19 Share Capital (Continued)

(b)	Issued and Outstanding (continued)

(iv)	Shares for convertible debentures, options, warrants, compensation warrants and RSUs

The Company issued the following shares on the conversion of convertible debentures, exercise of options, warrants and compensation warrants, and vesting of restricted share units (“RSUs”):

	Note	Number of shares issued	Share capital	Reserves
		#	$	$
Three months ended September 30, 2018
Conversion of convertible debentures	17(c)-(d)	20,994	86	(33)
Exercise of options (1)		8,727,084	65,158	(41,875)
Exercise of warrants		906,156	4,046	(70)
		9,654,234	69,290	(41,978)

Fiscal 2018
Conversion of convertible debentures	17(a)-(d)	42,473,435	177,127	(37,061)
Exercise of options		4,809,443	12,006	(6,175)
Exercise of warrants		43,200,881	136,293	(3,680)
Exercise of compensation warrants		1,865,249	6,051	(1,854)
Vesting of RSUs		127,128	1,209	(351)
		92,476,136	332,686	(49,121)

(1)	Included in reserves for the exercise of options for the three months ended September 30, 2018 is $108 for the exercise of 40,833 Hempco stock options (Note 12(d)).

(c)       Escrow securities

A summary of the status of the escrowed securities outstanding follows:

Shares
#
Balance, June 30, 2017 (1)	12,937,500
Issued (2)	3,060,556
Released	(13,175,544)
Balance, June 30, 2018	2,822,512
Released	(1,261,802)
Balance, September 30, 2018	1,560,710

(1)	Pursuant to an escrow agreement dated September 18, 2014, 60,000,000 common shares of the Company were deposited into escrow with respect to the RTO. In addition, warrants at $0.02 per share expiring December 9, 2019 and stock options at $0.001 per share expiring December 1, 2019 were also subject to the escrow agreement. Under the escrow agreement, 10% of the escrowed common shares were released from escrow on December 9, 2014, the date of closing of the RTO, and 15% were released every six months thereafter over a period of 36 months. As of June 30, 2018, all of these shares had been released from escrow.
(2)	Pursuant to an escrow agreement dated November 30, 2017, 3,060,556 common shares of the Company were deposited into escrow with respect to the acquisition of H2. (Note 13) The escrowed common shares are to be released upon achievement of certain milestones relating to the completion of construction of the H2 facility and receipt of relevant licenses to cultivate and sell cannabis (Note 19(b)(ii)).

34

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 19 Share Capital (Continued)

(d)	Share purchase warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of the status of the warrants outstanding follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2017	22,987,750	2.32
Issued	27,355,709	3.91
Exercised	(43,200,881)	3.08
Balance, June 30, 2018	7,142,578	3.81
Issued	16,636,335	9.54
Exercised	(906,156)	4.43
Balance, September 30, 2018	22,872,757	7.96

The following table summarizes the warrants that remain outstanding as at September 30, 2018:

Expiry Date	Warrants	Exercise Price
	#	$
January 31, 2020	10,005,786	9.65
September 29, 2020	89,107	2.81
November 2, 2020	633	3.00
November 2, 2020	6,437,152	4.00
August 9, 2023	6,340,079	9.37
	22,872,757

(e)	Compensation options

Each compensation option entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options outstanding follows:

	Compensation options	Weighted average exercise price
	#	$
Balance, June 30, 2017	1,865,249	2.25
Exercised (1)	(1,865,249)	2.25
Balance, June 30, 2018 and September 30, 2018	-	-

(1)	The weighted average share price at the time of exercise was $4.43.
35

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 20 Share-based Payments

(a)	Stock options and restricted share units

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” plan which fixed a maximum number of shares issuable thereunder at 10% of the issued and outstanding securities of the Company. The Board of Directors may from time to time, in its discretion, and in accordance with the Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, non-transferable options to purchase common shares and restricted share units, provided that the number of common shares reserved for issuance under the plan and all other share compensation arrangements of the Company, will not exceed 10% of the issued and outstanding common shares of the Company.

(i)	Stock options

A summary of the status of the options outstanding follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2017	15,233,566	1.84
Granted	18,530,000	7.16
Exercised (1)	(4,809,443)	1.91
Forfeited	(798,004)	2.66
Balance, June 30, 2018	28,156,119	5.36
Granted	23,486,784	5.11
Exercised (1)	(8,727,084)	2.68
Forfeited	(56,000)	10.33
Balance, September 30, 2018	42,859,819	5.76

(1)	The weighted average share price during the three months ended September 30, 2018 was $9.30 (twelve months ended June 30, 2018 - $9.05).

The following table summarizes the stock options that remain outstanding as at September 30, 2018:

Expiry Date	Options Outstanding (#)	Exercise Price ($)	Options Exercisable (#)
May 2020	110,000	0.34	110,000
August 2020	356,261	0.30	356,261
March 2021	200,000	0.58	200,000
May 2021	400,000	0.46	100,000
August 2021	1,731,666	2.25	1,731,666
September 2021	641,569	1.30	641,569
January 2022	1,725,000	2.56	1,200,000
March 2022	2,500,000	2.27	1,250,000
May 2022	2,134,168	2.49	575,001
June 2022	3,232,626	2.66	-
August 2022	1,332,920	2.39 - 2.66	369,417
September 2022	2,832,669	2.76	1,227,669
November 2022	3,071,228	4.64 - 4.79	586,334
December 2022	1,305,084	7.00 - 7.10	292,584
January 2023	2,525,000	9.60 - 13.63	843,749
February 2023	2,703,896	5.45 - 11.53	412,501
March 2023	925,000	9.03 - 11.74	154,167
April 2023	850,000	7.72 - 9.07	79,166
May 2023	2,005,168	7.20 - 8.38	144,336
June 2023	1,691,139	8.18 - 9.99	524,120
July 2023	2,604,425	4.79 - 9.28	382,525
August 2023	6,222,000	6.09 - 8.79	-
September 2023	1,760,000	8.30 - 12.27	-
	42,859,819		11,181,065

During the three months ended September 30, 2018, the Company recorded aggregate share-based payments of $19,345 (2017 - $2,475) for all stock options granted and vested during the period including Hempco stock options vested (Note 12(d)).

36

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 20 Share-based Payments (Continued)

(a)	Stock options and restricted share units (continued)

(i)	Stock options (continued)

The fair value of stock options granted during the period was determined using the following weighted average assumptions at the time of grant using the Black-Scholes option pricing model:

	2018	2017
Risk-Free Annual Interest Rate	1.55%	1.43%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	80.93%	75.73%
Expected Life of Options	2.96 years	2.69 years
Forfeiture Rate	4.29%	5%

Volatility was estimated by using the average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

The weighted average fair value of stock options granted during the three months ended September 30, 2018 was $3.17 (2017 - $1.35) per option. As at September 30, 2018, stock options outstanding have a weighted average remaining contractual life of 4.14 years (2017 - 4.24 years).

(ii)	Restricted share units (“RSU”)

On September 25, 2017, the Company adopted a RSU plan for directors, officers, employees and consultants of the Company (“Participants”). Under the terms of the plan, RSU’s are granted to Participants and the shares issued vest over a period of up to three years from the date of grant. Each RSU gives the Participant the right to receive one common share of the Company. The Company has reserved 10,000,000 common shares for issuance under this plan.

A summary of the status of the RSUs outstanding is as follows:

	RSUs	Weighted Average Issue Price per RSU
	#	$
Balance, June 30, 2017	-	-
Issued	2,277,128	3.26
Vested	(127,128)	6.75
Balance, June 30, 2018	2,150,000	3.29
Issued	623,527	7.83
Balance, September 30, 2018	2,773,527	4.31

During the three months ended September 30, 2018, the Company recorded share-based payments of $1,731 (2017 - $11) for 623,527 RSUs (2017 - 2,000,000 RSUs) granted and vested during the period.

The following table summarizes the RSUs that remain outstanding as at September 30, 2018:

RSUs Outstanding	RSUs Vested and Unissued	Vesting Date	Weighted Average Issue Price per RSU
			$
525,000	525,000 (1)	September 29, 2018	2.76
8,859	-	December 31, 2018	9.03
1,475,000	-	September 29, 2020	2.76
150,000	-	January 15, 2021	10.32
119,668	-	July 12, 2021	9.03
440,000	-	August 3, 2021	7.39
55,000	-	September 17, 2021	8.54
2,773,527	525,000		4.31

(1)	Under the RSU Plan, qualified participants may elect to defer the receipt of all or any part of their entitlement to the RSUs.

37

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 20 Share-based Payments (Continued)

(b)	Employee Share Purchase Plan (ESPP)

On September 25, 2017, the Company adopted an ESPP whereby eligible employees may contribute to the ESPP at least 1% but no more than 10% of their annual gross salary up to a maximum of $10,500, to purchase common shares of the Company in the open market at prevailing market prices. The Company contributes an amount equal to 50% of the employee’s contributions which are expensed as incurred as there are no vesting provisions.

The Company contributed $86 to the ESPP during the three months ended September 30, 2018 (2017 - $nil).

Note 21 Earnings Per Share

The following is a reconciliation for the calculation of basic and diluted earnings per share:

Basic earnings per share

	Three Months Sep 30, 2018	Three Months Sep 30, 2017
Net income attributable to Aurora shareholders	$105,462	$3,560
Weighted average number of common shares outstanding	845,681,306	368,631,600
Basic earnings per share	$0.12	$0.01

Diluted earnings per share

	Three Months Sep 30, 2018	Three Months Sep 30, 2017
Net income attributable to Aurora shareholders	$105,462	$3,560
Dilutive effect on income	-	166
Adjusted net income attributable to Aurora shareholders	$105,462	$3,726

Weighted average number of common shares outstanding - basic	845,681,306	368,631,600
Dilutive effect of options outstanding	17,293,149	2,923,653
Dilutive effect of warrants outstanding	-	3,984,043
Dilutive effect of compensation options	-	204,631
Dilutive effect of convertible debentures outstanding	-	455,853
Weighted average number of common shares outstanding - diluted	862,974,455	376,199,780
Diluted earnings per share	$0.12	$0.01

Subsequent to September 30, 2018, the Company issued shares for the exercise of options and warrants, and the conversion of convertible debentures which would change the number of ordinary shares or potential ordinary share outstanding at the end of the period and would affect the calculation of basic and dilutive loss per share (Note 29).

Note 22 Finance and Other Costs

	Three months ended
	Sep 30, 2018	Sep 30, 2017
	$	$
Accretion expense	6,086	1,839
Bank charges	165	10
Interest expense	2,276	167
	8,527	2,016

38

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 23 Related Party Transactions

(a)	Goods and services

The Company incurred the following transactions with related parties:

	Three Months Sep 30,
	2018	2017
	$	$
Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a former director in common with the Company	-	1,464
Marketing fees paid to a company partially owned by a former officer of the Company	2,484	-
	2,484	1,464

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

(b)	Compensation of key management personnel

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors.

	Three Months Sep 30,
	2018	2017
	$	$
Management compensation	1,097	485
Directors’ fees (1)	146	49
Share-based payments (2)	5,089	1,983
	6,332	2,517

(1) Includes meeting fees and committee chair fees.

(2) Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan (Note 20(a)).

(c)       Related party balances

The following related party amounts were included in (i) accounts receivable (accounts payable) and (ii) note receivable:

	Sep 30, 2018	June 30, 2018
	$	$
(i) Companies controlled by directors and officers of the Company (1)	(5)	(24)
(i) Associates where the Company holds significant influence (2)	2,362	1,554
(i) Directors and officers and a former director and officer of the Company (1)	-	(1,128)
(i) A company partially owned by an officer (1)	(1,369)	(1,976)
(ii) A former 50% owned joint venture company (Note 11(a)) (3)	-	3,444

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.
(2)	Amounts are due upon the issuance of the invoice, are non-interest bearing and unsecured.
(3)	The note receivable was classified under assets held for distribution to owners at June 30, 2018.

39

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 24 Commitments and Contingencies

(a)	Office and operating leases

The Company is committed under lease and sublease agreements with respect to various office premises, clinics, facilities and warehouses located in Canada expiring between October 2018 and June 2033, and an office premise lease located in Berlin, Germany expiring December 2022, as follows:

$
2019	7,727
2020	7,786
2021	7,265
2022	7,382
2023	7,170
Thereafter	36,719
74,049

The Company has certain operating leases with renewal options ranging from one to eight options, with each option extending the lease for an additional five years. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

(b)	Claims and litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Other than the claims described below, as of the date of this report, Aurora is not aware of any claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim vigorously. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22,000 (#eu#14,700) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim vigorously. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

(c)	Capital project commitments

The Company has capital project commitments of approximately $105,220 and $30,110 expected to be paid in one and two years, respectively.

(d)	Other commitments

Tikun Olam Ltd. (“Tikun Olam”)

In connection with the acquisition of MedReleaf (Note 12(a)), the Company acquired a license and distribution agreement with Tikun Olam for a term of 12 years (renewable for a further five-year period). The License Agreement grants the Company exclusive license to use Tikun Olam’s intellectual property for the cultivation, processing, marketing, sale and other commercialization of cannabis in Canada and New York State.

Under the License Agreement, the Company is subject to royalties on certain net revenue in connection with Tikun Olam’s intellectual property. Total royalties of $136 is included in sales and marketing expense for the three months ended September 30, 2018. As of September 30, 2018, the Company included in accrued liabilities $888 of royalty fees and applicable withholding taxes payable to or on behalf of Tikun Olam.

40

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 24 Commitments and Contingencies (Continued)

(d)	Other commitments (continued)

Other

In connection with the acquisition of MedReleaf (Note 12(a)), the Company has an obligation to purchase additional intangible assets on each December 8, 2018, 2019, and 2020 by way of issuance of common shares contingent on the seller meeting specified targets. The agreed upon purchase price of each intangible asset is $3,750, $3,250, and $3,000, respectively.

Subsequent to September 30, 2018, the Company issued 610,023 common shares for the purchase of the $3,750 intangible asset.

Note 25 Segmented Information

Operating Segments

Three months ended September 30, 2018	Cannabis	Horizontally Integrated Businesses and Other	Corporate	Total
	$	$	$	$
Revenue	28,316	1,358	-	29,674
Gross profit	8,003	47	-	8,050
Net income (loss)	(24,262)	(1,932)	130,375	104,181

Three months ended September 30, 2017	Cannabis	Horizontally Integrated Businesses and Other	Corporate	Total
	$	$	$	$
Revenue	8,249	-	-	8,249
Gross profit	8,810	-	-	8,810
Net income (loss)	(691)	-	4,251	3,560

Geographical Segments

Three months ended September 30, 2018	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets	4,179,153	46,792	82,032	4,307,977
Revenue	25,865	3,466	343	29,674
Gross profit	6,728	1,301	21	8,050

Three months ended September 30, 2017	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets	132,037	22,561	-	154,598
Revenue	7,014	1,235	-	8,249
Gross profit	8,454	356	-	8,810

41

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 26 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Convertible debenture investment	Discounted cash flow, Black-Scholes, Monte-Carlo & FINCAD model (Level 3)
Derivatives	Binomial and Monte-Carlo valuation model (Level 2 or Level 3)
Contingent consideration	Discounted cash flow model (Level 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and deferred revenue	Carrying amount (approximates fair value due to short-term nature)
Finance lease, convertible notes, loans and borrowings	Carrying value at the effective interest rate which approximates fair value

The carrying values of the financial instruments at September 30, 2018 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
				$
Financial Assets
Cash and cash equivalents	147,797	-	-	147,797
Short-term investments	1,240	-	-	1,240
Accounts receivable excluding taxes receivable	29,929	-	-	29,929
Marketable securities	-	-	346,243	346,243
Convertible debenture investments	-	19,700	-	19,700
Derivatives	-	138,978	-	138,978
Financial Liabilities
Accounts payable	83,292	-	-	83,292
Convertible notes (1)	199,788	-	-	199,788
Contingent consideration	-	12,612	-	12,612
Loans and borrowings	91,315	-	-	91,315

(1)	The fair value of convertible notes includes both the debt and equity components.

(a)	Fair value hierarchy

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs (Note 6 and 7):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at September 30, 2018
Marketable securities	345,243	-	1,000	346,243
Convertible debenture investments	-	-	19,700	19,700
Derivative assets	-	130,990	7,988	138,978

As at June 30, 2018
Marketable securities	59,188	-	-	59,188
Derivative assets	-	120,102	4,840	124,942

There have been no transfers between fair value levels during the year.

42

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 26 Fair Value of Financial Instruments (Continued)

(b)	Changes in level 3 financial assets

Changes in the carrying value of level 3 financial assets for the year were as follows:

	Marketable securities	Derivatives	Convertible debenture	Total
	$	$	$	$
Balance, June 30, 2017	-	292	11,071	11,363
Additions	-	30,681	-	30,681
Unrealized gain at inception	-	3,050	-	3,050
Unrealized gain (loss)	-	(9,790)	830	(8,960)
Conversion of debenture	-	4,330	(11,901)	(7,571)
Exercise of warrants	-	(23,723)	-	(23,723)
Balance, June 30, 2018	-	4,840	-	4,840
Additions	1,000	-	18,003	19,003
Unrealized gain	-	3,148	1,697	4,845
Balance, September 30, 2018	1,000	7,988	19,700	28,688

(c)	Unrealized gains on level 3 financial assets

For the three months ended September 30, 2018, the Company recognized unrealized gains on level 3 financial assets as follows:

	Derivatives	Convertible debenture	Total
	$	$	$
Three months ended September 30, 2017
Gain on changes in fair value	252	830	1,082
Amortized deferred inception gains	565	6,107	6,672
Unrealized gain on level 3 financial assets	817	6,937	7,754

Three months ended September 30, 2018
Gain on changes in fair value	3,148	1,097	4,245
Gain on foreign exchange	-	600	600
Amortized deferred inception gains	385	-	385
Unrealized gain on level 3 financial assets	3,533	1,697	5,230

(d)	Deferred gains

Changes in deferred gains on convertible debenture and derivatives measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	Derivatives	Convertible debenture	Total
	$	$	$
Balance, June 30, 2017	321	10,206	10,527
Additions	3,051	-	3,051
Conversion of debenture	4,099	(4,099)	-
Unrealized gains amortized	(5,217)	(6,107)	(11,324)
Balance, June 30, 2018	2,254	-	2,254
Unrealized gains amortized	(385)	-	(385)
Balance, September 30, 2018	1,869	-	1,869

43

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 26 Fair Value of Financial Instruments (Continued)

(e)	Contingent consideration payable

The following is a continuity of contingent consideration payable:

	BCNL UCI	CanvasRx	H2	Total
	$	$	$	$
Balance, June 30, 2017	-	13,221	-	13,221
Additions from acquisitions	1,119	-	14,957	16,076
Unrealized loss from changes in fair value	123	6,703	1,018	7,844
Payments	-	(14,040)	(1,768)	(15,808)
Balance, June 30, 2018	1,242	5,884	14,207	21,333
Unrealized loss from changes in fair value	255	72	1,046	1,373
Payments	-	-	(10,094)	(10,094)
Balance, September 30, 2018	1,497	5,956	5,159	12,612

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. The fair value of these liabilities determined by this analysis was primarily driven by the Company’s expectations of the subsidiaries’ achieving their milestones. The expected milestones were assessed probabilities by management which were discounted to present value in order to derive a fair value of the contingent consideration. At September 30, 2018, the probability of achieving the milestones was estimated to be 100% and the discount rates were estimated to range between 15% and 36%. If the probability of achieving the milestones decreased by 10%, the estimated fair value of contingent consideration would decrease by approximately $1,261 (June 30, 2018 - $2,034). If the discount rate increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $212 (June 30, 2018 - $356). If the expected timing of achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $974 (June 30, 2018 - $881).

Note 27 Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of sales are transacted with credit cards.

As at September 30, 2018, the Company’s aging of receivables was approximately as follows:

	September 30, 2018	June 30, 2018
	$	$
0 - 60 days	31,891	13,569
61 - 120 days	8,114	1,527
	40,005	15,096

44

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 27 Financial Instruments Risk (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. On August 29, 2018, the Company secured a $200,000 debt facility with BMO of which $92,438 was drawn at September 30, 2018 (Note 18). Additionally, the Company has an $875 letter of credit which was fully drawn and was assumed from the MedReleaf acquisition (Note 12(a)). The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 24, the Company has the following gross contractual obligations subject to liquidity risk:

	Total	<1 year	1 - 3 years	3 -5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	83,292	83,292	-	-	-
Convertible notes and interest (1)	251,152	11,596	237,621	1,935	-
Loans and borrowings (2)	100,099	6,706	93,076	317	-
Contingent consideration payable	15,617	15,617	-	-	-
	450,160	117,211	330,697	2,252	-
(1)	Assumes the principal balance outstanding at September 30, 2018 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.

(c)	Market risk

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, Australian and U.S. dollars as the Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros, and investments in Australian and U.S. dollars. Assets and liabilities are translated based on the foreign currency translation policy.

The Company has determined that as at September 30, 218, an effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollars and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $4,732 and $8,164 to net income and comprehensive income, respectively, for the three months ended September 30, 2018 (three months ended September 30, 2017 - $28 to net loss and $2,626 to comprehensive income).

At September 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s investments and convertible notes have fixed rates of interest. The majority of the Company’s loans and borrowings have floating interest rates. At September 30, 2018, the Company had no hedging agreements in place with respect to floating interest rates.

(iii)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net and comprehensive income of approximately $48,520 (three months ended September 30, 2017 - $4,225). See Note 6 for additional details regarding the fair value of marketable securities and derivatives.

45

AURORA CANNABIS INC.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended September 30, 2018 and 2017

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Note 28 Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of $4,694,020 (June 30, 2018 - $1,766,342) in shareholders’ equity and debt. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 18, the Company has various loan facilities in place. Certain loans have financial covenants which are generally in the form of leverage and liquidity ratios. During the periods ended September 30, 2018 and June 30, 2018, the Company was in compliance with all covenants with the exception of a cash concentration covenant (Note 18(a)). The Company does not have any other externally imposed capital requirements.

Note 29 Subsequent Events

The following events occurred subsequent to September 30, 2018:

(a)	On August 7, 2018, the Company entered into a Letter of Intent to acquire HotHouse Consulting Inc. (“HotHouse”), a provider of advanced greenhouse consulting services, for $2,000 to be paid in common shares of Aurora. The closing of the acquisition is subject to the execution of a definitive agreement and regulatory approval.

(b)	On September 10, 2018, the Company announced it had entered into a definitive arrangement agreement pursuant to which Aurora intends to acquire all of the issued and outstanding common shares of ICC Labs Inc. (“ICC”) for $1.95 per share, payable in common shares of Aurora valued at the VWAP during the 20-day trading period ending the second to last trading day on the TSX prior to the effective date. The Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (BC).

(c)	On November 2, 2018, the Company subscribed to a $20,000 unsecured 6.5% convertible debenture of Choom, convertible into common shares at $1.25 per share until November 2, 2022. In connection with the investment, the Company also received warrants exercisable between $1.25 and $2.75 per share which if exercised, would increase and allow the Company to maintain its ownership interest at 40% on a fully diluted basis. The warrants expire on November 2, 2020.

(d)	1,591,014 common shares were issued on the exercise of 1,591,014 stock options for gross proceeds of $6,977.

(e)	300,404 common shares were issued on the exercise of 300,404 warrants for gross proceeds of $2,635.

(f)	144,181 common shares were issued on the conversion of $1,148 principal amount of debentures. (Note 17(c)(d)).

(g)	666,663 common shares were issued for 666,663 RSUs vested.

46